LOCAL FINANCIAL CORPORATION

ANNUAL REPORT



LOCAL
OKLAHOMA BANK

Our Mission

Our mission is to fully develop the role of Local Oklahoma Bank as a major commercial banking franchise across the state by offering a wide spectrum of banking services to businesses, professionals, public entities and consumers in local markets throughout Oklahoma. Those services include:

COMMERCIAL BANKING SERVICES
- Commercial and industrial lending
- Commercial real estate lending
- Corporate cash management services
- Professional and executive banking
- Internet banking

CONSUMER BANKING SERVICES
- Residential lending
- Consumer lending
- Retail depository services
- Investment products
- Internet banking
- Professional financial planning



IN 1999, 82 YEARS AFTER ITS SCHEDULED COMPLETION, EFFORTS WERE INITIATED TO FUND AND CONSTRUCT A DOME ON THE STATE CAPITOL BUILDING IN OKLAHOMA CITY. THE SAME YEAR LOCAL CONVERTED TO A NATIONAL BANK CHARTER AS "LOCAL OKLAHOMA BANK, N.A.," BECOMING ONE OF ONLY FOUR STATE-BASED BANKS IN OKLAHOMA.

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

The selected consolidated financial data of the Company set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the related Notes, contained in Form 10-K filed with the Securities and Exchange Commission.

Statement of Financial Condition and Other Data:	At or For the Years ended December 31, 2002	2001	2000	1999	1998
Total assets	$ 2,839,858	$ 2,820,051	$ 2,377,011	$ 2,381,607	$ 2,128,979
Loans receivable, net	2,084,144	1,972,145	1,848,876	1,685,550	1,362,272
Securities available for sale	163,473	193,736	354,048	529,230	570,964
Securities held to maturity	364,832	430,956	-	-	-
Nonperforming assets	12,960	9,627	10,903	7,536	4,270
Demand deposits	756,476	636,315	606,752	458,824	379,796
Total deposits	1,829,439	1,809,362	1,931,793	1,848,340	1,668,074
Securities sold under agreements to repurchase	59,696	38,694	38,214	-	-
Advances from the Federal Home Loan Bank of Topeka	684,193	728,205	190,028	302,035	220,033
Senior Notes	21,295	21,545	41,160	75,250	80,000
Mandatorily redeemable trust preferred securities	60,250	40,250	-	-	-
Stockholders' equity	167,880	163,536	156,271	128,294	118,806
Book value per share	9.44	8.52	7.61	6.25	5.79
Operations Data:					
Net interest income	$ 92,631	$ 88,494	$ 78,350	$ 73,511	$ 54,766
Provision for loan losses	(6,600)	(5,400)	(2,700)	(2,000)	(1,450)
Noninterest income	28,489	23,723	20,773	20,840	16,585
Noninterest expense	70,531	66,851	58,776	57,871	41,210
Net income	29,015	26,477	23,814	21,992	18,437
Earnings per share:					
Net income:					
Basic	$ 1.53	$ 1.30	$ 1.16	$ 1.07	$ 0.90
Diluted	1.48	1.26	1.16	1.07	0.89
Average common basic shares outstanding	18,912,354	20,368,028	20,537,209	20,537,209	20,431,698
Average common diluted shares outstanding	19,616,663	20,966,531	20,537,209	20,537,209	20,607,119
Performance Ratios:					
Return on assets	1.04 %	1.01 %	1.00 %	0.99 %	0.93 %
Return on common equity	17.05	15.65	17.18	17.65	17.73
Net interest spread	3.18	3.11	2.95	3.02	2.57
Net interest margin	3.48	3.53	3.44	3.46	2.91
Local Financial Capital Ratios:					
Leverage	7.01 %	6.63 %	5.61 %	4.71 %	N/A*
Core	9.64	9.24	7.74	6.81	N/A
Total	11.45	10.49	9.00	8.07	N/A
Local Oklahoma Bank Capital Ratios:					
Leverage or tangible	8.07 %	7.28 %	7.30 %	7.93 %	7.61 %
Core	11.11	10.16	10.08	11.48	7.63
Total or risk-based	12.37	11.41	11.34	12.74	13.08

* The Company was not subject to Federal Reserve capital requirements.

Letter to Shareholders

Local Financial Corporation reported positive results for 2002. Net income for the year ended December 31, 2002 was $29.0 million or $1.48 diluted earnings per share, an increase in per share earnings of 17.5 percent over 2001. These results do include the effect of the Company's purchase of 3.1 million of its outstanding common shares during 2001 and 2002 and elimination of goodwill amortization in 2002 under changed accounting rules.

Net interest income continued to rise during 2002, reaching $92.6 million, a 4.7 percent increase over the same period in the prior year. This increase came as a result of a decline in rates paid on deposits, net of the decline in yields received on interest earning assets. The Company's interest rate spread increased slightly to 3.18 percent, compared to 3.11 percent in 2001. However, net interest margin declined slightly from 3.53 percent in 2001 to 3.48 percent in 2002. The current level of interest rates, if continued for an extensive period, may have a negative implication for net interest margin at Local Financial.



Edward A. Townsend
Chairman of the Board
Chief Executive Officer

Local's total loan portfolio grew $113.9 million, reaching $2.1 billion at year end, which represented a 5.7 percent increase. As of December 31, 2002, the Bank's commercial loan portfolio totaled $1.7 billion, an increase of 6.4 percent over 2001. Total deposits increased a modest 1.1 percent, reflecting a $112.1 decline in time deposits in favor of other funding sources. Our strategy continues to focus on growth in demand deposits, which grew by $120.2 million or 18.9 percent in the 12-month period.

We are pleased that Local's continued growth during 2002 was achieved without compromising asset quality. Although nonperforming assets as a percentage of total loans increased from .48 percent to .61 percent between December 31, 2001 and December 31, 2002, Local continued to perform favorably when compared to its peer group. The Company's provision for loan losses for 2002 was $6.6 million versus net charge-offs of $5.7 million. While overall asset quality remains sound, a prolonged period of slow or negative economic growth will adversely impact credit quality. With this in mind, we will adhere stringently to our strong underwriting and credit review standards and will benefit from the knowledge and skills of our experienced loan officer team.

Noninterest income also grew in 2002, up 20.1 percent compared with the prior year. This increase was primarily due to gains in service charges related to deposit accounts as the Company expanded its product offerings, targeting the consumer sector with a successful checking account campaign. We plan to counter the tightening effects of the soft economy as much as possible through revenue diversification and discretionary expense control. Noninterest expense increased 5.5 percent in 2002, primarily due to compensation costs.

Throughout its five plus years as a publicly held bank holding company, Local Financial has consistently strengthened its regulatory capital position. During 2002, those efforts continued when the Company issued $20 million shares of floating rate Cumulative Trust Preferred Securities in two private placements. We are treating the issues as Tier I capital to the extent permitted for regulatory purposes, using the proceeds to support the Company's growth strategy, for working capital and for repurchases of common stock. Both the Company and the Bank received the highest regulatory ranking attainable in terms of capital adequacy, and were rated "well capitalized" at December 31, 2002.

Building a Strong Future in Challenging Times

Local Financial Corporation is dedicated to enhancing shareholder value. During 2002, the nationwide economic slowdown continued to have serious effects on consumer confidence, capital spending and the stock market. In addition, scandals have shaken many investors' confidence in corporate governance and ethics. International issues, war and energy concerns also undermined the stability of America's business climate. Oklahoma, like every other state, is not immune to these difficulties. Statewide loan demand dropped and nonperforming assets rose. Corporate earnings and employment were adversely impacted.

While Oklahoma has faced many of the same adversities as other states in the stumbling national economy, there are a number of factors that have softened the blow to some degree. One of those is the state's location at the very crossroads of America. With two national transportation arteries intersecting in Oklahoma City, the city and state have welcomed a number of national distribution and communication centers. We have also seen great resilience in the energy, service and manufacturing sectors of the state's economy. The housing market remained robust and the state's unemployment rate has been consistently below national levels.

At Local Financial, we know that the best way to increase the value of your Company is to grow the value of our franchise. In 2002, we continued focusing on attracting and serving the right customers, and meeting those customers' critical needs in these critical times. Our transaction accounts continue to grow as a percentage of total deposits. At December 31, 2002, total transaction accounts comprised 45.9 percent of total deposits and we anticipate continued growth in 2003.

Serving people throughout the state of Oklahoma, we are convinced that our effectiveness and, therefore, our success is predicated on the knowledge and commitment we can offer our customers. Over the past five years, Local has built the state's most experienced banking team, a group of dedicated commercial bankers with a thorough understanding of our customers' backgrounds, environments and opportunities. In addition, they have critical knowledge of the unique market in which we operate.

Local has developed a wide range of creative products to offer those customers and backed those products with state-of-the-art operating support systems. Our focus continues to be on people, service and strategies as we go forward.

Growing Strategic Market Share Throughout Oklahoma

Since its inception in 1908, Local has sought to serve the needs of Oklahomans. Currently, from its corporate offices in Oklahoma City, Local supports the activities of 52 branches statewide. More than three quarters of its deposit base is centered in the state's three largest metropolitan areas: Oklahoma City, Tulsa and Lawton, where it holds significant market shares. That presence was increased during the fourth quarter of 2002, when Local completed the purchase of U.S. National Bank of Midwest City, a privately held national banking association with deposits of $33.1 million. The acquisition substantially broadened Local's presence in the Midwest City market where it now services approximately $103.9 million of deposits, or approximately 22 percent market share. Midwest City is located on the outskirts of the Oklahoma City metroplex and is home to Tinker Air Force Base, making this new addition a very attractive opportunity for the Bank.

Outside the metropolitan areas, Local has a market presence in 21 counties of Oklahoma. According to the 2000 census, those counties grew 10 times faster between 1980 and 2000 than the remainder of Oklahoma.

Currently, our banking franchise is the fifth largest commercial bank in the state, and the third largest bank headquartered in Oklahoma. With only six banks holding deposits of more than $1 billion in the state, Local's approximate 5 percent deposit market share puts it in a group of four banks holding that percentage, two of which are owned by national banking franchises and one of which is a family-controlled institution. At year-end 2002, Local Financial had total assets of $2.8 billion, total loans of $2.1 billion and stockholders' equity of $167.9 million.

Looking Forward To Continued Growth

While Local Financial is in a good position to continue its positive growth, we are dealing in a very challenging economic and interest rate environment, which, if prolonged, could have negative implications for our profitability. Your Company is sound with a strong balance sheet and cash flow. We are steadily building the value of our banking franchise by concentrating on key products to effectively compete in the commercial and consumer markets.

Above all, we never lose sight of our responsibility to enhance shareholder value. Looking ahead, we will continue to invest in our operations and to make strategic acquisitions designed to grow earnings and increase the value of your Company.

Edward A. Townsend

Edward A. Townsend
Chairman of the Board
Chief Executive Officer

1908

The first performance of the Pawnee Bill Wild West Show.

The one-year-old state of Oklahoma granted a charter to the Local Building and Loan Association.

Branch Locations

Ardmore Branch
Chris Fore, Manager
313 W. Broadway
Ardmore, OK 73401
580/223-0345

Bethany Branch
Bridgette Powell, Manager
7723 N.W. 23rd Street
Bethany, OK 73008
405/495-0820

Broken Arrow Branch
Deborah Dill, Manager
3359 South Elm Place
Broken Arrow, OK 74012
918/455-3800

Chandler Branch
Virginia Fowble, Manager
1804 East First Street
Chandler, OK 74834
405/258-2351

Chickasha Branch
Tracie Coker, Manager
628 Grand Avenue
Chickasha, OK 73018
405/224-8092

Claremore Branch
Regina Wilson, Manager
1050 North Lynn Riggs Blvd.
Claremore, OK 74017
918/341-2862

Clinton Branch
Donna Warnick, Manager
1002 West Frisco
Clinton, OK 73601
580/323-0730

Commerce Branch
Cathy Brumley, Manager
101 N. Mickey Mantel Blvd.
Commerce, OK 74339
918/675-4302

Corporate Headquarters
Judi Adams, Manager
3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2100

Crown Heights Branch
Bruce Ingram, Manager
4716 North Western Avenue
Oklahoma City, OK 73118
405/528-4165

Downtown Tulsa Branch
Brenda Braden, Manager
111 West 5th Street
Tulsa, OK 74103
918/583-2510

Duncan Downtown Branch
Linda McCullough, Manager
1006 Main Street
Duncan, OK 73533
580/255-8187

Duncan North Branch
Linda McCullough, Manager
2210 North Hwy 81
Duncan, OK 73533
580/255-9055

Edmond Branch
Stacey Wyett, Manager
301 South Bryant, Suite A-100
Edmond, OK 73034
405/348-2653

Edmond Santa Fe Branch
Melissa Berry, Manager
421 South Santa Fe
Edmond, OK 73003
405/844-1620

Elk City Branch
Lindy McConnell, Manager
200 East Broadway
Elk City, OK 73648
580/225-7200

Grove Branch
Gary Smith, Manager
100 East Third
Grove, OK 74344
918/786-4438

Guthrie Branch
Steve Ochs, Manager
120 N. Division
Guthrie, OK 73044
405/282-2201

Harvard Branch
Marta Troutman, Manager
3332 East 51st Street
Tulsa, OK 74135
918/743-1325

Hudson Branch
John Belty, Manager
5801 East 41st Street
Tulsa, OK 74135
918/628-1412

Lawton Cache Road Branch
Linda Blythe, Manager
2601 N.W. Cache Road
Lawton, OK 73505
580/250-2252

Lawton Central Mall
Joann Holland, Manager
#10 Central Mall
Lawton, OK 73501
580/248-2265

Lawton Downtown Branch
Cathy Wood, Manager
1 S.W. 11th Street
Lawton, OK 73501
580/355-0253

Lawton Financial Center
Joan Houghton, Manager
6425 N.W. Cache Road
Lawton, OK 73505
580/250-4311

Lawton Lee Blvd. Branch
Joann Holland, Manager
1420 S.W. Lee Blvd.
Lawton, OK 73501
580/250-4116

Lewis Branch
Marie Roberts, Manager
2250 East 73rd Street
Tulsa, OK 74136
918/497-2400

Lindsay Branch
Machalle Algeo, Manager
420 South Main
Lindsay, OK 73052
405/756-4494

May Avenue Branch
Todd Johns, Manager
5701 North May Avenue
Oklahoma City, OK 73112
405/843-9301

Memorial Branch
Paula Payne, Manager
8202 East 71st Street
Tulsa, OK 74133
918/252-0666

Miami Branch
Dan Torbett, Manager
123 East Central
Miami, OK 74354
918/542-4411

Midwest City Air Depot Branch
Paula Enix, Manager
414 North Air Depot
Midwest City, OK 73110
405/733-1646

Midwest City Douglas Branch
Carol Judd, Manager
2200 S. Douglas Blvd.
Midwest City, OK 73130
405/869-7000

Monkey Island Branch
Gary Smith, Manager
56371 E. Hwy 125, Suite #1
Afton, OK 74331
918/257-5031

Moore Branch
Matt Blattler, Manager
513 N.E. 12th Street
Moore, OK 73160
405/799-8431

Muskogee Branch
Vickie Fry, Manager
2401 East Chandler
Muskogee, OK 74403
918/682-2300

Norman Branch
Rita Brooks, Manager
2403 West Main
Norman, OK 73069
405/364-7800

Owasso Branch
Linda Causey, Manager
201 East 2nd Avenue
Owasso, OK 74055
918/272-2286

Park Avenue Branch
Kerri Butler, Manager
100 Park Avenue
Oklahoma City, OK 73102
405/232-3023

Purcell Branch
Judy Martin, Manager
430 West Lincoln
Purcell, OK 73080
405/527-5634

Shawnee Branch
Chuck Schardt, Manager
2512 North Harrison
Shawnee, OK 74804
405/275-3064

Springbrook Branch
Lisa Simmons, Manager
6233 N.W. Expressway
Oklahoma City, OK 73132
405/721-4961

Springs Village Branch
Rhonda Bridges, Manager
3973 South Hwy 97
Sand Springs, OK 74063
918/245-2708

Sulphur Branch
Lynn Hickman, Manager
2009 West Broadway
Sulphur, OK 73086
580/622-3118

Weatherford Branch
Nancy Kimble, Manager
109 East Franklin
Weatherford, OK 73096
580/772-7441

Yale Branch
Stephanie Davis, Manager
1951 South Yale
Tulsa, OK 74112
918/744-0770

Yukon Branch
Connie Christie, Manager
1203 Cornwell
Yukon, OK 73099
405/354-4817



Commerce
Miami
Grove
Monkey Island
35
44
Claremore
Owasso
Tulsa
Sand Springs
Sapulpa
Broken Arrow
Guthrie
Edmond
Bethany
Yukon
Oklahoma City
Chandler
Muskogee
Clinton
Weatherford
Elk City
Midwest City
40
Moore
Shawnee
Norman
Chickasha
Purcell
Lindsey
Pauls Valley
Lawton
Duncan
Sulphur
Ardmore

Pauls Valley Branch
Ryan Alexander, Manager
700 West Grant
Pauls Valley, OK 73075
405/238-7318

Penn South Branch
Brenda Simmons, Manager
8700 South Pennsylvania
Oklahoma City, OK 73159
405/682-3481

Portland Branch
Patricia Guthrie, Manager
1924 North Portland Avenue
Oklahoma City, OK 73107
405/946-5591

Quail Creek Branch
Marilyn van Dyk, Manager
12241 North May Avenue
Oklahoma City, OK 73120
405/751-0330

Sand Springs Branch
Janice Barnes, Manager
800 East Charles Page Blvd.
Sand Springs, OK 74063
918/245-2221

Sapulpa Branch
Connie Alexander, Manager
911 East Taft
Sapulpa, OK 74066
918/227-0550

1930

The world watched as the Wild Mary Sudik Well shot oil and gas into the Oklahoma City sky for 11 days before being brought under control.

Local's assets were growing dramatically, reaching $23 million in 1930 dollars.

SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2002 and 2001.
(dollars in thousands, except share data)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest income	$ 45,016	$ 44,147	$ 44,542	$ 41,788	$ 175,493
Net interest income	23,197	22,894	23,831	22,709	92,631
Provision for loan losses	(1,800)	(1,800)	(1,500)	(1,500)	(6,600)
Income before provision for income taxes	10,585	11,171	11,478	10,755	43,989
Net income	7,079	7,465	7,370	7,101	29,015
Earnings per share:					
Net income:					
Basic	0.37	0.39	0.39	0.39	1.53
Diluted	0.36	0.37	0.37	0.38	1.48

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest income	$ 48,891	$ 47,949	$ 47,892	$ 48,406	$ 193,138
Net interest income	20,645	21,311	22,392	24,146	88,494
Provision for loan losses	(750)	(1,150)	(1,775)	(1,725)	(5,400)
Income before provision for income taxes	10,042	10,522	10,833	8,569	39,966
Net income	6,772	7,051	7,194	5,460	26,477
Earnings per share:					
Net income:					
Basic	0.33	0.34	0.35	0.27	1.30
Diluted	0.32	0.33	0.34	0.27	1.26

1947

Thousands of GIs returned to Oklahoma after World War II, eager to settle down as homeowners and parents of the Baby Boomer Generation.

Local made the first VA loan in Oklahoma, and the second in the entire U.S.

Officers and Directors

Officers

Edward A. Townsend
Chairman and Chief Executive Officer

Jan A. Norton
President

CONSUMER BANKING

Executive Vice President
Christopher C. Turner

Senior Vice Presidents
Lee A. Bowers
Marilyn F. Chambers
Kristin F. Nicek

LOCAL SECURITIES

President
William S. Townsend

FINANCE

Executive Vice President
Richard L. Park

Senior Vice Presidents
Jana L. Boren
Kristy D. Carver
Lisa D. Dobbs

AUDIT

Senior Vice President
N. Earl Willey

OPERATIONS

Executive Vice President
William C. Lee

Senior Vice Presidents
Murvelle C. Chandler
Denise H. Garlick
Leonard L. Smith
Rhonda D. Strider

LOAN REVIEW

Senior Vice President
J. Eric Foster

COMMUNITY BANKING

Executive Vice President
Kenneth K. McIlhaney

Senior Vice Presidents
Gerald F. Barnett
Hal R. Labyer
Bob R. Shephard
D. Alan Sing
Gary W. Smith
Dan B. Torbett

GENERAL COUNSEL

Senior Vice President
Alan L. Pollock

COMMERCIAL BANKING

President—Tulsa Region
James N. Young Jr.
President—Oklahoma City Region
K. Randy Roper

Executive Vice President
J. Brad Swickey

Senior Vice Presidents
Elisabeth F. Blue
Carolyn R. Bullard
Ty S. Downs
David W. Durrett
Steve A. Griffin
Jane F. Haskin
Larry P. Jemison
Christopher M. Jones
Denver C. Leasure
Mary D. Pointer
Kelly H. Sachs
William P. Schonacher
John K. Slay Jr.
William M. van Dyk
Gina M. Volturo
Barry J. Woods

LOAN OPERATIONS

Senior Vice Presidents
Jana L. Walls
Judy L. Harmon

COMMERCIAL REAL ESTATE

Executive Vice Presidents
Robert L. Vanden
J. Alan Goss

Senior Vice Presidents
Neva J. Hawpe
Paul L. Lienhard
William M. Reid
Michael E. Smith

CREDIT ADMINISTRATION

Executive Vice President
Chief Credit Officer
Harold A. Bowers

Senior Vice Presidents
Jennifer L. Dinges
David G. Moore

Directors

Edward A. Townsend, *Chairman and Chief Executive Officer*
Local Financial Corporation and Bank
Director of Company and Bank since 1997

Jan A. Norton, *President*
Local Financial Corporation and Bank
Director of Company and Bank since 1997

William D. Breedlove, *President*
HBW Investments, Inc.
Director of Company and Bank since 2001

Andrew M. Coats, *Dean*
University of Oklahoma College of Law
Former Mayor of Oklahoma City
Director of Company since 1999 and Bank since 1997

Gene C. Howard, *Senior Partner*
Howard, Widdows, Bufogle & Vaughn
Director of Bank since 1994

Robert A. Kotecki, *CFA, Managing Director*
Sandler O'Neill & Partners, L.P.
Director of Company since 1997

Joseph A. Leone, *Chancellor (retired)*
Oklahoma State System of Higher Education
Director of Company and Bank since 1973

George P. Nigh, *Former Governor of the State of Oklahoma*
Former President of the University of Central Oklahoma
Director of Company and Bank since 1997

Russell M. Perry, *President*
Perry Publishing and Broadcasting
Secretary of Economic Development and Special Affairs of the State of Oklahoma
Director of Bank since 1999

J. David Rosenberg, *Senior Partner*
Keating, Muething & Klekamp
Director of Company since 1998

Robert L. Vanden, *Executive Vice President*
Local Oklahoma Bank
Director of Bank since 1993

Gilbert C. Gibson, *Former Chairman and Chief Executive Officer*
BankSouth Corporation and Citizens Bank
Advisory Director of Bank since 1998

Shareholder Information

Corporate Headquarters
3601 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
405/841-2100

Independent Auditors
KPMG LLP
700 Oklahoma Tower
Oklahoma City, Oklahoma 73102
405/239-6411

Legal Counsel
Fellers Snider Blankenship Bailey & Tippens
100 North Broadway, Ste 1700
Oklahoma City, Oklahoma 73102
405/232-0621

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue, 1st Floor
Brooklyn, New York 11219
718/921-8200

Please Address Shareholder Inquiries To:
Richard L. Park, CFO
3601 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
405/841-2298

Web Site
www.localok.com

Common Shares/Trust Preferred
Common Stock: Nasdaq (LFIN)
Trust Preferred: Nasdaq (LFINP)

Copies of Local Financial Corporation's Annual Report to Shareholders, Form 10-K to the Securities and Exchange Commission and other public financial information are available without charge upon request.

1956

The University of Oklahoma won the second of its seven National Football Championships.

Local relocated to a new seven-story headquarters building at 201 N. Robinson.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2002
or
___ Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
for the transition period from _______ to _______

Commission File Number: 1-13949

LOCAL FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	65-0424192 (I.R.S. Employer Identification Number)
3601 N. W. 63rd Oklahoma City, OK (Address of Principal Executive Offices)	73116 (Zip Code)

Registrant's telephone number, including area code: (405) 841-2100

Securities registered pursuant to Section 12(b) of the Act:
Common Stock (par value $0.01 per share)
Senior Notes Due 2004
Trust Preferred Securities at $25 per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes [ ] No [X]

There were 17,802,923 shares of the Registrant's Common Stock outstanding as of the close of business on March 5, 2003. The aggregate market value of the Registrant's Common Stock held by non-affiliates was approximately $280.3 million (based upon the closing price of $16.31 on June 28, 2002, as reported on the NASDAQ National Market System).

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the Registrant's definitive proxy statement for the 2003 Annual Meeting of Stockholders.

LOCAL FINANCIAL CORPORATION
INDEX

PART I

ITEM 1. BUSINESS

Cautionary Statement Regarding Forward-Looking Statements

A number of the presentations and disclosures in this Form 10-K, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "hope," "might," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions constitute forward-looking statements.

These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties that are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations and other forward-looking statements:

- the strength of the United States economy in general and the strength of the regional and local economies within Oklahoma;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- inflation, interest rate, market and monetary fluctuations;
- our timely development of new products and services in a changing environment, including the features, pricing and quality of our products and services compared to the products and services of our competitors;
- the willingness of users to substitute competitors' products and services for our products and services;
- the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;
- technological changes;
- changes in consumer spending and savings habits; and
- regulatory or judicial proceedings.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this Form 10-K. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

The Company

General. Local Financial Corporation ("Local Financial" or the "Company") is the holding company for Local Oklahoma Bank, National Association, ("Local" or the "Bank"). The Company was chartered in 1992 as a Delaware corporation. Local Financial and the Bank are headquartered in Oklahoma City, Oklahoma. References to "Local" or the "Bank" refer to Local and its subsidiaries on a consolidated basis, as the context requires.

At December 31, 2002, the Company had consolidated assets of $2.8 billion, substantially all of which is comprised of its 100% ownership interest in the Bank, including consolidated deposits of $1.8 billion and consolidated stockholders' equity of $167.9 million.

As of September 18, 2002, the Bank is the third largest Oklahoma-based bank ranked on total deposits. Its deposits of $1.8 billion at December 31, 2002, represent approximately five percent of the Oklahoma market. The Company and/or Local are presently regulated and examined by the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "FRB"), and the Federal Deposit Insurance Corporation (the "FDIC") and Local's deposit accounts are insured up to applicable limits by the FDIC.

The Company's executive offices are located at 3601 NW 63rd Street, Oklahoma City, Oklahoma 73116-2087. The Company posts its reports filed under the Securities Exchange Act of 1934 as amended (the "Exchange Act") on its web-site at www.localok.com as soon as reasonably practical after filing.

Business Strategy

Local's business strategy is to provide its customers with the range of banking products and services of a regional bank while retaining the appeal and level of individualized service of a community bank. Management feels that the Company is well positioned to attract new customers and increase its market share. The key components of its strategy are:

- *Focus on Commercial Lending and Community Presence of the Commercial Lending Officers.* Local's corporate lending unit is focused on commercial lending within Oklahoma. The Bank has added experienced lending officers with strong community ties and banking relationships. Although Local continues to originate commercial loans throughout the United States through a network of mortgage bankers and correspondent banks, it has increased its emphasis on the origination of commercial loans within Oklahoma.

- *Strong Commitment to Highly-Personalized, Relationship-Oriented Customer Service.* Management believes that the consolidation among financial institutions in Oklahoma has created significant opportunities for the Bank due to the perceived lack of attention being paid by many large regional and national banks to certain customers, primarily our Bank's targeted customer base of small to medium-sized businesses (up to $100 million in annual sales), professionals and other individuals. Local emphasizes personalized client relationships and provides its customers with customized financial services that address their particular needs. In addition, the Company has streamlined its credit approval process which management believes permits it to process loan requests more efficiently than many of its larger competitors.

- *Expanded Product Offering.* The Company provides its customers with a full range of consumer and commercial products and services. The consumer services include checking and savings accounts, certificates of deposit, IRAs, various loans, safe deposit boxes, professional financial planning and online banking. Also offered are commercial services including online commercial banking, commercial checking, commercial lending, cash management and investment services and real estate loans. The Company continues to explore the addition of financial services that it does not currently offer in an effort to diversify and increase its fee income, strengthen its customer relationships and broaden its product lines. The Company operates Local Securities Corporation, a registered broker-dealer that offers retail investment products to its customers through the branch offices.

- *Strategic Branch Locations.* The Bank currently has 52 branch offices located primarily in the major metropolitan areas of Oklahoma City, Tulsa and Lawton, which are more densely populated and have a higher number of businesses as compared to other areas in Oklahoma. The Bank is working to expand the market presence of its existing offices in these metropolitan areas while continuing to explore other markets within Oklahoma that present opportunities for growth.

- *Selective Acquisitions.* Since 1998, the Company has expanded its franchise through strategic acquisitions designed to increase its deposits and branch office locations. In February 1998, the Company acquired Green Country Bank, which had three branch offices in northeastern Oklahoma. In October 1998, the Company acquired Citizens Bank, with five offices in Lawton and one in Norman, Oklahoma. These two acquisitions contributed $281.5 million in assets and $238.7 million in deposits as of the respective acquisition dates. In October 1999, Local Financial acquired Guthrie Federal Savings Bank with one office north of Oklahoma City. Through this acquisition, the Company acquired $45.0 million in assets and $36.7 million in deposits. In November 2002, the Bank acquired U.S. National Bank of Midwest City, Oklahoma with assets of $37.0 million and deposits of $33.1 million. This acquisition substantially broadened Local's presence in the Midwest City market where it now services approximately $103.9 million of deposits. The Company intends to continue to evaluate financial information about companies, which may lead to the acquisition of such companies. However, Local Financial currently has no agreements or understandings to acquire all or part of any other company.

Risks Relating to the Company's Business Strategy

- *The Company's level of credit risk is increasing due to the expansion of its commercial and consumer lending, the lack of seasoning of these loan portfolios and the concentration on middle market customers with heightened vulnerability to economic conditions.* The commercial loan portfolio has expanded significantly since the formation of a new corporate lending unit in 1998. At December 31, 1997, commercial loans totaled $646.5 million or 66.4% of the loan portfolio. At December 31, 2002, this portfolio has increased to $1.7 billion or 80.2% of the loan portfolio. The level of credit risk has increased as a result of this shift in the loan portfolio mix. Commercial real estate loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial business loans involve risks because the borrower's ability to repay the loan typically depends primarily on the successful operation of the business or the property securing the loan. Most of the commercial business loans are made to middle market customers who may have a heightened vulnerability to economic conditions. Moreover, all of these loans have been made by the Company in the last several years and the borrowers may not have experienced a complete business or economic cycle. Consumer loans are dependent on the borrower's continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy.

- *Changes in interest rates could adversely impact the Company's financial condition and results of operations.* The Company's ability to make a profit, like that of most financial institutions, substantially depends upon its net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investment securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets may lag behind. Additionally, some of the assets, such as adjustable-rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates.

Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond the Company's control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on its loans and on its mortgage-backed securities, resulting in the receipt of proceeds that the Company may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Although the Company pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on its profitability.

- *The Company's allowance for loan losses may not be sufficient to cover actual loan losses that may be experienced.* Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. The Company makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the size of the allowance for loan losses, the Company relies on experience and evaluation of the economic conditions. If assumptions prove to be incorrect, the current allowance for loan losses may not be sufficient to cover losses inherent in the loan portfolio and adjustments may be necessary to allow for different economic conditions or adverse developments in the loan portfolio.

- *A significant amount of the Company's loans are concentrated in Oklahoma, and adverse conditions in Oklahoma could negatively impact its operations.* Because of the current concentration of the Company's loan origination activities in Oklahoma, in the event of adverse economic, political or business developments or natural hazards that may affect Oklahoma and the ability of property owners and businesses in Oklahoma to make payments of principal and interest on the underlying loans, the Company could likely experience higher rates of loss and delinquency on its loans than if the loans were made more geographically diversified, which could have an adverse effect on the Company's results of operations or financial condition.

- *The Company depends on key personnel.* The growth and transition to a commercial bank have depended in large part on the efforts of the executive officers and team of experienced lending officers. Lending officers have primary contact with the customers and maintain strong community ties and personal banking relationships with the customer base, one of the key aspects of the Company's business strategy and in increasing its market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on the Company's operations.

- *The Company may not be able to continue to implement aspects of its growth strategy.* The Company's growth strategy contemplates the future expansion of its business and operations, possibly through the addition of new product lines and the acquisition or establishment of new offices. Implementing these aspects of the growth strategy depends in part on its ability to successfully identify acquisition opportunities that will complement the Company's commercial banking approach and to successfully integrate their operations with the Company's. If the Company is unable to effectively implement its growth strategy, its business may be adversely affected.

- *The Company's loan origination business requires it to maintain access to stable funding sources.* The Company intends to continue to grow internally by increasing loan originations, particularly commercial loans within Oklahoma. In order to successfully increase its loan originations, the Company will need access to sufficient funds in order to fund expected loan growth. The Company currently funds substantially all of the loans it originates through deposits, Federal Home Loan Bank advances and, to a lesser extent, internally generated funds and other borrowings. As of December 31, 2002, the Company had $264.5 million of additional borrowing capacity with the Federal Home Loan Bank ("FHLB") of Topeka. The Bank competes for deposits primarily on the basis of rates and, as a consequence, the Bank could experience difficulties in attracting deposits to fund its operations if it does not continue to offer deposit rates at levels that are competitive with other financial institutions. To the extent it is unable to maintain its currently available funding sources or access new funding sources on favorable terms, it may have to reduce or curtail its loan origination activities. Any such event would have a material adverse effect on the Company's results of operations and financial condition.

- *Competition with other financial institutions could adversely affect the Company's profitability.* The Company faces substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other banks, savings institutions, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. In attracting deposits, the Bank competes with insured depository institutions such as savings institutions, credit unions and other banks, as well as institutions offering uninsured investment alternatives including money market funds. These competitors may offer higher interest rates than the Company does, which could result in either attracting fewer deposits or in being required to increase its rates in order to attract deposits. Increased deposit competition could increase the Company's cost of funds and adversely affect its ability to generate the funds necessary for its lending operations, thereby adversely affecting the results of operations. A number of institutions with which the Company competes have significantly greater assets, capital and other resources and many of such institutions have made investments in technology, which are difficult for the Company to match. In addition, many competitors are not subject to the same extensive federal regulation that governs the Company's business. As a result, many competitors have advantages over the Company in conducting certain businesses and providing certain services.

  Local expects increased competition. For a variety of reasons including legislative developments relating to interstate branching and the ownership of financial institutions, the consolidation within the financial services industry will likely continue. For Local, this trend means that the number of locally owned financial institutions will decrease and that the Bank will increasingly compete against larger regional and national banks. While these larger regional and national banks will likely attract the largest Oklahoma businesses (sales over $100 million), Local believes that these large banks are unable to provide the relationship-oriented, customer service that Local provides its target customer base of small and medium-sized businesses, professionals and other individuals. Although the Bank has been able to compete effectively in its market areas to date, it can offer no assurance that the Bank will continue to do so in the future, especially with the rapid changes occurring within the financial services industry.

- *Changes in statutes and regulations could adversely affect the Company.* The Company is subject to extensive federal and state legislation, regulation, examination and supervision. Proposed and future legislation and regulations may have a material adverse effect on the Company's business and operations. The Company's success depends on its continued ability to maintain compliance with these regulations. Some of these regulations may increase costs and thus place other financial institutions in stronger, more favorable competitive positions. The Company cannot predict what restrictions may be imposed upon it with future legislation.

Lending Activities

General. In 1999, the Bank converted from a federal savings bank to a national bank and shifted its lending activities to focus increasingly on the origination of commercial loans within the Oklahoma market. The Bank has pursued this market by adding experienced lending officers with strong community ties and banking relationships. The Bank will continue its historical patterns of originating residential and consumer loans through its own branch network and, in the case of commercial real estate loans, through a network of real estate brokers, mortgage bankers and unaffiliated financial institutions.

The following table presents information on the Bank's consolidated loan portfolio as of the dates indicated (dollars in thousands):

	December 31,				
	2002	2001	2000	1999	1998
Commercial(1)	$ 1,695,293	$ 1,593,432	$ 1,425,382	$ 1,183,368	$ 927,682
Residential real estate	212,862	215,408	250,487	362,351	344,565
Consumer	196,945	184,663	195,430	161,327	101,738
Held for sale	8,576	6,263	5,922	6,801	16,188
Total loans	2,113,676	1,999,766	1,877,221	1,713,847	1,390,173
Less:					
Allowance for loan losses	(29,532)	(27,621)	(28,345)	(28,297)	(27,901)
Loans receivable, net	$ 2,084,144	$ 1,972,145	$ 1,848,876	$ 1,685,550	$ 1,362,272

(1) Commercial loans are composed of business loans and commercial real estate loans (which includes loans secured by multi-family residential properties).

Loan Origination and Review. The lending activities of the Bank are subject to the written, non-discriminatory underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan originations are obtained by a variety of sources, including direct customer solicitations, referrals from real estate brokers, mortgage bankers, unaffiliated financial institutions, existing customers, walk-in customers and advertising. In its present marketing efforts, the Bank emphasizes its customized personal service, competitive rates, and an efficient underwriting and approval process.

The Bank's underwriting procedures are designed to streamline the credit approval process. The Bank's increasing emphasis on commercial and consumer loans and its desire to meet customer needs require quicker response times than those traditionally used in a commercial bank environment. The Bank relies, in the case of residential real estate and consumer loans, on a credit scoring system and, in the case of commercial loans, on a peer or senior officer approval process, depending on the size of the loan. The Bank's credit review procedures are designed to ensure the overall integrity of its loan portfolio. Management believes its credit approval and review processes are comparable to those used by other regional and national banks.

Commercial Loans. At December 31, 2002 and 2001, the Bank's commercial loans amounted to $1.7 billion and $1.6 billion or 80.2% and 79.7%, respectively, of the total loan portfolio. Management believes commercial lending affords the Bank the greatest opportunity for market growth. The Bank's current commercial loan portfolio consists of fixed-rate and adjustable-rate loans secured by commercial real estate, inventory, receivables, equipment and/or general corporate assets of the borrowers. Local's commercial business lending activities are generally directed toward small to medium size Oklahoma companies with annual sales up to $100 million. Commercial business loans generally have annual maturities and prime-based interest rates. On a selective basis, the Bank originates and purchases commercial real estate loans secured by properties located throughout the United States. Commercial real estate loans generally have terms to maturity of between five and ten years and amortize over a period of up to 30 years.

The Bank imposes an in-house lending limit, which is below the statutory lending limit. While the OCC statutory limit is 15% of an institution's unimpaired capital and surplus (or with respect to the Bank, approximately $37.6 million at December 31, 2002), management of the Bank generally restricts single loans to $15 million in size, but may have exposure to any single borrower up to the legal lending limit.

Single-Family Residential Real Estate Loans. At December 31, 2002 and 2001, the Bank's single-family residential mortgage loan portfolio amounted to $212.9 million and $215.4 million or 10.1% and 10.8%, respectively, of the total loan portfolio. Most of the Bank's single-family residential mortgage loans are secured by properties located in the state of Oklahoma. The majority of the single-family residential loan portfolio consists of conforming loans (i.e., not insured or guaranteed by a federal agency) with an average balance of below $100,000 per loan. The single-family residential loan portfolio was originated through a centralized residential loan origination center. Currently, the Company retains most of its 15-year loan originations and closes most 30-year loan originations through third party mortgage companies.

Consumer Loans. Consumer loans totaled $205.5 million and $190.9 million or 9.7% and 9.5% of the total loan portfolio as of December 31, 2002 and 2001, respectively, and consisted of home equity loans, deposit secured loans, automobile loans, property improvement loans, overdrafts, and personal loans. Total consumer loans included $8.6 million and $6.3 million, respectively, in guaranteed student loans held for sale. Local originates consumer loans bearing both fixed and prime-based interest rates, primarily with terms of up to five years, other than second mortgage loans, which may have longer terms. Under the Bank's home equity underwriting guidelines, loans are restricted to not more than $100,000, and the loan-to-value may not exceed 90% at origination (although this is not typical of most loans). Loans are originated directly through the branch network.

Asset Quality

Loan Delinquencies. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made following the 15th day after a payment is due (30th day in the case of commercial loans), at which time a late payment is assessed. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 15 days (30 days in the case of commercial loans), the loan and payment history are reviewed and efforts are made to collect the loan. While the Bank generally prefers to work with borrowers to resolve such problems, when it appears no other alternatives are available, legal action is instituted.

Nonperforming Assets. All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is deemed insufficient to warrant further accrual. As a matter of policy, the Bank does not accrue interest on loans past due 90 days or more except when the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. See Item 7 hereof, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Nonperforming Assets and Allowances for Loan Losses".

Assets acquired through foreclosure and repossession are recorded at estimated fair value, net of estimated selling costs at the date of foreclosure or repossession. The values of assets acquired through foreclosure and repossession are monitored by the Bank continually through sales and rental activities, and by updated appraisals and other valuation methods when needed. The Company records the gain or loss on sale and net income and expense from assets acquired through foreclosure and repossessions in other noninterest expense in the accompanying consolidated statements of operations.

Classified Assets. The Bank adheres to internal procedures and controls to review and classify its assets. All assets are reviewed on a periodic basis. If warranted, all or a portion of any assets exhibiting the characteristics of risk associated with specific classifications are assigned those classifications. To monitor loans and to establish loss reserves, the Bank classifies its assets into the following six categories: pass, watch, special mention, substandard, doubtful, and loss. Under federal regulations, each insured institution must classify its assets on a regular basis. In connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. Watch assets have all the characteristics of acceptable credit, but warrant more than the normal level of supervision. Special mention assets is a category established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets, with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectble and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. Federal examiners may disagree with an insured institution's classifications and amounts reserved.

Allowance for Loan Losses. The Bank has established valuation allowances for estimated inherent losses in its loan portfolio by charging earnings for estimated losses on loans, including the related accrued interest, using a specific and percentage reserve method. The allowance for loan losses is established and maintained through a periodic review and evaluation of various elements, which affect the loans' collectibility and any additional allowances required result in provisions for loan losses.

The adequacy of the Bank's allowance for loan loss is assessed on a loan-by-loan basis for all commercial loans and on a portfolio basis for residential and consumer loans based on delinquency status. As described above, each individual commercial loan is assigned a risk classification by the responsible loan manager. Depending upon their risk classification, these loans are placed on a review cycle either annually or quarterly. All loans with risk classifications of special mention, substandard or doubtful are reviewed quarterly and all large loans are reviewed at least annually by officers of the loan review department. These officers are independent of the loan origination and underwriting process. During this review, the appropriateness of the assigned risk classification is assessed, giving consideration to numerous factors, including a review of individual borrowers' financial status, credit standing, available collateral and other relevant factors. On a quarterly basis, loss factors are applied to the basic risk classifications to determine the allowance for loan loss. The loss factors are established by management based on a number of quantitative and qualitative factors including levels and trends of past due and nonaccrual loans; past levels and trends on asset classifications; change in volume and mix of loans; and collateral values. Although the risk classification and loss factor process set forth above is used as a discipline in the establishment of the minimum allowance required, it is not a substitute for sound judgment. Prevailing and anticipated economic conditions, portfolio trends and other relevant factors are considered in management's assessment of the overall adequacy of the allowance. These other relevant factors include (i) change in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, (ii) changes in the nature and volume of the portfolio, (iii) changes in the experience, ability and depth of lending management and staff, (iv) change in the quality of the Bank's loan review system and the degree of oversight by the institution's Board of Directors, (v) the existence and effect of any concentration of credit and changes in the level of such concentration and (vi) the effect of external factors such as competition on the Bank's current portfolio. For more information, see Item 7 hereof, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Nonperforming Assets and Allowance for Loan Losses".

Investment Activities

The Bank's securities portfolio is managed in accordance with a written investment policy adopted by the Board of Directors and administered by the Bank's Asset/Liability Committee. All transactions must be approved by the Asset/Liability Committee and reported to the Board of Directors.

The Bank is authorized to invest in obligations issued or fully guaranteed by the U.S. Government, certain federal agency obligations, certain time deposits, negotiable certificates of deposit issued by commercial banks and other insured financial institutions, investment grade corporate debt securities and other specified investments such as mortgage-backed and related securities.

The Bank invests in mortgage-backed and related securities, including collateralized mortgage participation certificates, which are insured or guaranteed by U.S. Government agencies and government sponsored enterprises. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government-sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA").

Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The term of a mortgage-backed pass-through security thus approximates the term of the underlying mortgages.

The Bank's mortgage-backed and related securities include collateralized mortgage obligations, or CMOs, which include securities issued by entities which have qualified under the Internal Revenue Code of 1986, as amended (the "Code"), as real estate mortgage investment conduits.

Sources of Funds

General. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments, advances from the FHLB of Topeka and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows as well as securities sold under agreements to repurchase are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer-term basis for general business purposes.

Deposits. As of December 31, 2002, the Bank accepted deposits through its 52 branch offices. Deposits are solicited on a regular basis directly through the Bank's customer base and through various advertising media within its market. The Bank offers several savings account and checking account plans to its customers. Among savings account plans, the Bank offers basic savings, short-term and long-term certificates of deposit, a variable rate IRA/Keogh and regular IRAs and Keoghs. The Bank offers checking account plans that range from a no-fee, no-interest plan to a variable-fee, bundled product plan that includes services or products such as personalized checks, ATM cards, overdraft protection, no annual fee Visa/MasterCard membership, safe deposit box discounts, cash management, lock box services and assistance with travelers checks.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

As of December 31, 2002, the aggregate amount of outstanding time certificates of deposit in amounts greater than or equal to $100,000 was approximately $251.1 million. The following table presents the maturity of these time certificates of deposit at such date (dollars in thousands):

	December 31, 2002
3 months or less	$ 89,131
Over 3 months through 6 months	36,919
Over 6 months through 12 months	49,576
Over 12 months	75,493
	$ 251,119

Borrowings. The Bank is a member of the Federal Home Loan Bank System and is authorized to apply for secured advances from the FHLB of Topeka. The Bank uses advances from the FHLB System to meet short-term liquidity needs and investment activities.

In a 1997 private placement, the Company issued $80.0 million of Senior Notes which are due in September 2004 and which bear interest at the rate of 11.0%, payable semi-annually. During 2002, 2001 and 2000, the Company purchased and retired $250,000, $19.6 million and $34.1 million of Senior Notes resulting in a $7,000, $1.6 million and $922,000 loss, net of tax, respectively. At December 31, 2002, there were $21.3 million of Senior Notes outstanding. Unamortized deferred issuance costs were approximately $289,000 at December 31, 2002 and are included in other assets as of such date. For additional information, see Note 9 of the Notes to Consolidated Financial Statements in Item 8 hereof.

During 2000, the Bank implemented commercial deposit cash management services to accommodate the needs of large commercial borrowers. As part of this program, commercial customers are offered a cash sweep account service, which consists of the sale of unpledged securities at a guaranteed rate with the Bank's agreement to repurchase those securities the next day. These cash sweep accounts totaled $59.7 million and $38.7 million at December 31, 2002 and 2001, respectively, and are shown on the consolidated statements of financial condition as "Securities sold under agreements to repurchase".

Capital Issuances. During the fourth quarter of 2001, Local Financial Capital Trust I (the "Trust") (a Delaware business trust and wholly-owned finance subsidiary of Local Financial) issued cumulative trust preferred securities in a public offering for gross proceeds of $40.3 million. The securities bear interest at a rate of 9.00% and mature in 2031. The proceeds from the sale of the trust preferred securities and the issuance of $1.2 million in common securities to Local Financial were used by the Trust to purchase approximately $41.5 million of 9% junior subordinated debentures of Local Financial which have the same payment terms as the trust preferred securities. Local Financial will pay interest on the debentures to the Trust, which will in turn pay dividends on the trust preferred securities and the common securities.

In July and October 2002, the Company formed Local Financial Capital Trusts II and III (the "Trusts") to facilitate each trust issuing adjustable rate cumulative trust preferred securities in private placements for aggregate proceeds of approximately $20.0 million. These securities bear interest rates of 3.625% and 3.45% over six and three month LIBOR, respectively, and both mature in 2032. The proceeds from the sale of the trust preferred securities and the issuance of $310,000 each in common securities to Local Financial were used by the Trusts to purchase approximately $20.6 million of adjustable rate junior subordinated debentures of Local Financial, which bear interest and have the same payment terms as the trust preferred securities. As above, Local Financial will pay interest on the debentures to the Trusts, which will in turn pay dividends on the trust preferred securities and the common securities.

All outstanding trust preferred issues are included in the Company's consolidated statement of financial condition under the caption "Mandatorily Redeemable Trust Preferred Securities". See Note 10 to the Notes to Consolidated Financial Statements included in Item 8 herein. All interest on the debentures is tax deductible. Total unamortized deferred issuance costs of approximately $2.3 million were capitalized and are included in other assets as of December 31, 2002.

Segments. The Company operates as one segment. It uses primarily the consolidated financial statements presented herein for purposes of assessing performance and making operating decisions about the Company. Neither Trust I, II or III qualifies as an operating segment under SFAS No. 131 and have no independent operations and no functions other than the issuance of securities and the related purchase of the debentures from the Company and to distribute payments thereon to the holders of its securities. Local has one active operating subsidiary, Local Securities Corporation ("Local Securities"), a registered broker-dealer under the Exchange Act, which provides retail investment products to customers of Local. While Local Securities qualifies as a separate operating segment, it is not considered material to the consolidated financial statements for the purposes of making operating decisions and does not meet the 10% threshold for disclosure under Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information".

Regulation and Supervision

The following discussion sets forth the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and provides certain specific information relevant to Local Financial. This regulatory framework primarily is intended for the protection of depositors and the deposit insurance funds that insure deposits of banks, and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Local Financial or its subsidiaries may have a material effect on its business.

General. As a bank holding company, Local Financial is subject to regulation under the Bank Holding Company Act of 1956, as amended, and to inspection, examination and supervision by the FRB. Under the Bank Holding Company Act, bank holding companies generally may not acquire ownership or control of any company, including a bank, without the prior approval of the FRB. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and those other activities as are determined by the FRB to be closely related to banking. Under legislation adopted in 1999, certain bank holding companies can elect to become financial holding companies and engage in broader financial activities. See "The Gramm-Leach-Bliley Act" below.

Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, as amended, limit borrowings by Local Financial and its non-bank subsidiaries from Local, and also limit various other transactions between Local Financial and its non-bank subsidiaries, on the one hand, and Local, on the other. The FRB has also recently issued Regulation W which codifies prior regulations under Sections 23A and 23B and provides interpretive guidance with respect to affiliate transactions. See "Regulation W" below.

Local, as a bank, is subject to extensive supervision, examination and regulation by Federal bank regulatory authorities. Local Financial and its subsidiaries are also affected by the fiscal and monetary policies of the Federal government and the FRB, and by various other governmental requirements and regulations.

Liability for Local. Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to their support. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the FDIC can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (1) the "default" of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default."

Capital Requirements. Local Financial is subject to risk-based capital requirements and guidelines imposed by the FRB, which are substantially similar to the capital requirements and guidelines imposed by the OCC and the FDIC on Local. For this purpose, a depository institution's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to those assets or commitments. In addition, risk-weighted assets are adjusted for low-level recourse and market-risk equivalent assets. A depository institution or holding company's capital, in turn, is divided into three tiers:

- core, or "Tier 1", capital, which consists primarily of stockholders' equity less certain identifiable intangible assets and certain other assets;
- supplementary, or "Tier 2", capital, which includes, among other items, certain other debt and equity investments that do not qualify as Tier 1 capital; and
- market risk, or "Tier 3", capital, which includes qualifying unsecured subordinated debt.

Like other bank holding companies, Local Financial currently is required to maintain Tier 1 and "Total Capital" (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8% of its total risk-weighted assets (including certain off-balance-sheet items, such as unused lending commitments and standby letters of credit), respectively. At December 31, 2002, Local Financial met both requirements, with Tier 1 and Total Capital equal to 9.64% and 11.45%, respectively, of its total risk-weighted assets.

The FRB also requires bank holding companies to maintain a minimum "Leverage Ratio", defined as Tier 1 capital to average adjusted total assets, of 3%, if the bank holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 1% to 2%, if the bank holding company does not meet these requirements. At December 31, 2002, Local Financial's leverage ratio was 7.01%, which exceeded the minimum leverage ratio to which it was subject.

The FRB may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the FRB has indicated that it will consider a "Tangible Tier 1 Capital Leverage Ratio", which would deduct all intangibles and other indicia of capital strength in evaluating proposals for expansion or new activities.

The Bank is subject to similar risk-based and leverage capital requirements adopted by the OCC. Local was in compliance with the applicable minimum capital requirements as of December 31, 2002.

Failure to meet capital requirements could subject Local to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described immediately below.

FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions - well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized - and requires Federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Unless a bank is well-capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of a bank's assets at the time it became undercapitalized and the amount needed to comply with the plan.

As of December 31, 2002, Local was well-capitalized, based on the prompt corrective action ratios and guidelines described above. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying the prompt corrective action regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

Dividend Restrictions. Federal and state statutory provisions limit the amount of dividends that Local can pay to Local Financial without regulatory approval. Dividend payments by national banks are limited to the lesser of:

- the level of undivided profits; and
- absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years.

At the beginning of the calendar year 2003, approximately $52.6 million of the total stockholders' equity of Local was available for payment of dividends to Local Financial without regulatory approval.

In addition, Federal bank regulatory authorities have authority to prohibit Local from engaging in an unsafe or unsound practice in conducting business. The payment of dividends, depending upon Local's financial condition at the time of the proposed dividend payment, could be deemed to constitute an unsafe or unsound practice. Local's ability to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

Deposit Insurance Assessments. The deposits of Local are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF"), which is administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (1) the bank's capitalization and (2) supervisory evaluations provided to the FDIC by the institution's primary Federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. The annual insurance premiums on bank deposits insured by the BIF currently vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

Interstate Banking and Branching. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act ("Interstate Act"), subject to certain concentration limits and other requirements:

- bank holding companies, such as Local Financial, are permitted to acquire banks and bank holding companies located in any state;
- any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that bank holding company; and
- banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states. The ability of banks to acquire branch offices through purchase or opening of other branches is contingent, however, on the host state having adopted legislation "opting in" to those provisions of the Interstate Act. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation "opting out" of that provision of the Interstate Act.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Local Financial, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

In addition, a company is required to obtain the approval of the FRB under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding common stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

The Gramm-Leach-Bliley Act. In November 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLBA") was signed into law, which allows bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. Under the GLBA, a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (1) financial in nature, (2) incidental to any such financial activity, or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLBA makes significant changes in U.S. banking law, principally by repealing the restrictive provisions of the 1933 Glass-Steagall Act. The GLBA specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB under section 4(c)(8) of the Bank Holding Company Act. The GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act. Local Financial has not elected to be a financial holding company.

National banks are also authorized by the GLBA to engage, through "financial subsidiaries", in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the FRB, determines is financial in nature or incidental to any such financial activity, except (1) insurance underwriting, (2) real estate development or real estate investment activities (unless otherwise permitted by law), (3) insurance company portfolio investments and (4) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from the bank's capital outstanding investments in financial subsidiaries). The GLBA provides that state banks may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) subject to the same conditions that apply to national bank investments in financial subsidiaries.

The GLBA also contains a number of other provisions that affect Local Financial's operations and the operations of all financial institutions. One of the provisions relates to the financial privacy of consumers, authorizing federal banking regulators to adopt rules that will limit the ability of banks and other financial entities to disclose non-public information about consumers to non-affiliated entities. These limitations require more disclosure to consumers, and in some circumstances will require consent by the consumer before information is allowed to be provided to a third party.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 (the "Patriot Act") was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "SOA"). The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The SOA is the most far-reaching U.S. securities legislation enacted in some time. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the SEC under the Exchange Act. Given the extensive SEC role in implementing rules relating to many of the SOA's new requirements, the final scope of these requirements remains to be determined.

The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The SOA addresses, among other matters: audit committees; certification of financial statements by the chief executive office and the chief financial officer; the forfeiture of bonuses and profits made by directors and senior officers in the twelve month period covered by restated financial statements; a prohibition on insider trading during pension plan back out periods; disclosure of off-balance sheet transactions; a prohibition on personal loans to directors and officers (excluding Federally insured financial institutions); expedited filing requirements for stock transaction reports by officers and directors; disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; "real time" filing of periodic reports; the formation of a public accounting oversight board; auditor independence; and various increased criminal penalties for violations of securities laws.

The SOA contains provisions that became effective upon enactment on July 30, 2002 and provisions that will become effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various of the provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act.

Regulation W. Transactions between a bank and its "affiliates" are governed by Sections 23A and 23B of the Federal Reserve Act. The FRB has also recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and provides interpretative guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, the Bank's holding company and companies that are under common control with the Bank. The Company is considered to be an affiliate of the Bank. In general, subject to certain specified exemptions, a bank or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- to an amount equal to 10% of the bank's capital and surplus, in the case of covered transactions with any one affiliate; and
- to an amount equal to 20% of the bank's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a bank and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- a loan or extension of credit to an affiliate;
- a purchase of, or an investment in, securities issued by an affiliate;
- a purchase of assets from an affiliate, with some exceptions;
- the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; and
- the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under Regulation W:

- a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the FRB decides to treat these subsidiaries as affiliates.

Under the present exemption from compliance with the quantitative limits and collateral requirements of Regulation W and Section 23A, a bank can purchase loans, or other extensions of credit, from an affiliate without being subject to the 10% and 20% limitation for "covered transactions" as long as:

- the extension of credit is originated by the affiliate;
- the bank makes an independent evaluation of the creditworthiness of the borrower before the affiliate makes or commits to make the extension of credit;

- the bank commits to purchase the extension of credit before the affiliate makes or commits to make the extension of credit;
- the bank does not make a blanket advance commitment to purchase extensions of credit from the affiliate; and
- the dollar amount of the extension of credit, when aggregated with the dollar amount of all other extensions of credit purchased from the affiliate during the preceding 12 calendar months by the bank and its FDIC-insured depository institution affiliates, does not represent more than 50% of the dollar amount of extensions of credit originated by the affiliate during the preceding 12 calendar months.

Concurrently with the adoption of Regulation W, the FRB has proposed a regulation which would limit the amount of loans that could be purchased by a bank from an affiliate under this exemption to not more than 100% of the bank's capital and surplus. Comments on the proposed rule were due by January 13, 2003.

Future Legislation. Changes in U.S. or state laws and regulations relating to banks and other financial institutions can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. Local Financial cannot accurately predict whether legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon Local Financial's financial condition or results of operations.

Personnel

As of December 31, 2002, the Company (on a consolidated basis) had 781 full-time employees and 107 part-time employees. The employees are not represented by a collective bargaining agreement and the Company believes that it has good relations with its employees.

ITEM 2. PROPERTIES

Offices and Other Material Properties

The following table provides information on the Company's consolidated branch network as of December 31, 2002:

Oklahoma City Metro:

Bethany Office
7723 N.W. 23rd Street
Bethany, OK 73008
Owned

Corporate Headquarters
3601 N.W. 63rd Street
Oklahoma City, OK 73116
Owned

Crown Heights Office
4716 North Western Avenue
Oklahoma City, OK 73118
Owned

Edmond Office
301 South Bryant #A100
Edmond, OK 73034
Leased

Santa Fe Office
421 South Santa Fe
Edmond, OK 73003
Owned

May Avenue Office
5701 North May Avenue
Oklahoma City, OK 73112
Owned

Midwest City Air Depot Office
414 North Air Depot
Midwest City, OK 73110
Owned

Midwest City Douglas Office
2200 South Douglas Blvd.
Midwest City, OK 73130
Owned

Moore Office
513 N.E. 12th Street
Moore, OK 73160
Owned

Norman Office
2403 West Main Street
Norman, OK 73069-6499
Leased

Park Avenue Office
100 West Park Avenue
Oklahoma City, OK 73102
Leased

Penn South Office
8700 South Pennsylvania
Oklahoma City, OK 73159
Owned

Portland Office
1924 North Portland Avenue
Oklahoma City, OK 73107
Owned

Quail Creek Office
12241 North May Avenue
Oklahoma City, OK 73120
Owned

Springbrook Office
6233 N.W. Expressway
Oklahoma City, OK 73132
Owned

Yukon Office
1203 Cornwell
Yukon, OK 73099
Leased

Tulsa:

Downtown Office
111 West 5th Street
Tulsa, OK 74103
Leased

Harvard Office
3332 East 51st Street #100
Tulsa, OK 74135
Leased

Hudson Office
5801 East 41st Street #300
Tulsa, OK 74135
Leased

Lewis Office
2250 East 73rd Street #120
Tulsa, OK 74136
Owned

Memorial Office(1)
8202 East 71st Street
Tulsa, OK 74133
Leased

Yale Office(1)
1951 South Yale
Tulsa, OK 74112
Leased

Other Locations:

Ardmore Office
313 West Broadway
Ardmore, OK 73401
Owned

Broken Arrow Office
3359 South Elm Place
Broken Arrow, OK 74012
Leased

Chandler Office
1804 East First Street
Chandler, OK 74834
Owned

Chickasha Office
628 Grand Avenue
Chickasha, OK 73018
Owned

Claremore Office
1050 N. Lynn Riggs Blvd.
Claremore, OK 74017
Owned

Clinton Office
1002 West Frisco
Clinton, OK 73601
Owned

Commerce Office
101 N. Mickey Mantle Blvd.
Commerce, OK 74339
Owned

Duncan Downtown Office
1006 West Main Street
Duncan, OK 73533
Owned

Duncan North Office
2210 North Highway 81
Duncan, OK 73533
Owned

Elk City Office
200 East Broadway Avenue
Elk City, OK 73644
Owned

Grove Office
100 East Third
Grove, OK 74344
Owned

Guthrie Office
120 North Division Street
Guthrie, OK 73044
Owned

Lawton Downtown Office
1 S.W. 11th Street
Lawton, OK 73501
Leased

Lawton Mall Office
#10 Central Mall
Lawton, OK 73501
Leased

Lawton Financial Center
6425 N.W. Cache Road
Lawton, OK 73505
Owned

Lawton Lee Blvd. Office
1420 S.W. Lee Blvd.
Lawton, OK 73501
Owned

Lawton Cache Road Office
2601 N.W. Cache Road
Lawton, OK 73505
Leased

Lindsay Office
420 South Main
Lindsay, OK 73052
Owned

Miami Office
123 East Central
Miami, OK 74354
Owned

Monkey Island Office
56371 E. Hwy 125, Suite 1
Afton, OK 74331
Leased

Muskogee Office
2401 East Chandler
Muskogee, OK 74403
Leased

Owasso Office
201 East 2nd Street
Owasso, OK 74055
Owned

Pauls Valley Office
700 West Grant
Pauls Valley, OK 73075
Owned

Purcell Office
430 West Lincoln Street
Purcell, OK 73080
Owned

Sand Springs Office 800 East Charles Page Blvd. Sand Springs, OK 74063 Leased	Sapulpa Office 911 East Taft Sapulpa, OK 74066 Owned	Springs Village Office 3973 South Highway 97 Sand Springs, OK 74063 Leased	Shawnee Office 2512 North Harrison Shawnee, OK 74804 Owned
Sulphur Office 2009 West Broadway Sulphur, OK 73086 Owned	Weatherford Office 109 East Franklin Weatherford, OK 73096 Owned		

(1) The Bank owns the building and leases the land for this facility.

ITEM 3. LEGAL PROCEEDINGS

The Company has been involved in litigation with the U.S. Government. The litigation related to an assistance agreement entered into by the Company with the FDIC in connection with an acquisition of a federal savings bank in 1988. Prior to the purchase of the Company in 1997 from its two prior owners, a reserve account in the amount of approximately $7.7 million had been established relating to amounts that might be owed under the assistance agreement. Additionally, as part of the purchase of the Company in 1997, $10 million of the purchase price was deposited by the Company into an escrow account, of which $9.9 million remained on deposit. Any amounts the Company might ultimately owe to the FDIC had to be paid first from these two accounts. If the amounts in these two accounts were not sufficient to satisfy the Company's obligations to the FDIC, the prior owners had contractually agreed to pay the difference.

After protracted negotiations between the Company, the prior owners and the FDIC, on December 30, 2002, the liability owed to the FDIC under the litigation was settled for approximately $24.7 million net of the set off of certain uncollected assistance, and the 1988 assistance agreement with the FDIC was completely terminated. As part of this settlement, all monies held in the above-mentioned reserve account and escrow account were paid to the FDIC. The remaining portions of the total amount paid to the FDIC under the terms of the settlement were (i) a cash payment by the Company in the sum of $2.2 million which was equal to the unrecorded tax benefit received by the Company for the income tax deduction that became available for it to apply on its 2002 federal income tax liability as the Company is able to deduct the interest portion of the total payment being made to the FDIC; and (ii) the prior owners' cash payment of the entire remaining balance required to be paid to the FDIC in the settlement amounting to approximately $4.9 million. As a result of the foregoing, any potential liability of the Company to the FDIC has now been fully and completely resolved without any adverse financial effect on the Company.

Pursuant to the terms of the Settlement and Termination Agreement with the FDIC, the Company reserved its claim regarding the elimination of certain tax benefits which would otherwise have been available to the Company had it not been for the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993 ("OBRA"). A Resolution and Modification Agreement was entered into between the prior owners and the Company under which the prior owners agreed to pay all attorney fees and all third-party costs and expenses as they are incurred by the Company in prosecution of the claim to a conclusion. Under the terms of this agreement the prior owners are entitled to be paid substantially all of any award or settlement payment received by the Company pursuant to such claim net of taxes, if any. The Company does not anticipate incurring any liability, loss, damage or material expense with regard to its continuing prosecution of the OBRA claim.

In the ordinary course of business, the Company is subject to other legal actions and complaints. Management, after consultation with legal counsel, and based on available facts and proceedings to date, believes the ultimate liability, if any, arising from such legal actions or complaints, will not have a material adverse effect on the Company's consolidated financial position or future results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this annual report to a vote of the Company's security holders.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the name and age of each executive officer, his principal position with the Company, and the year he became an officer.

Name	Age	Officer Since	Position
Edward A. Townsend	60	1997	Chief Executive Officer
Jan A. Norton	56	1997	President
Robert L. Vanden	55	1990	Executive Vice President of the Bank
Richard L. Park	71	1997	Executive Vice President and Chief Financial Officer
Christopher C. Turner	44	1983	Executive Vice President of the Bank
James N. Young	54	1998	Executive Vice President, President Tulsa Region of the Bank
Harold A. Bowers	59	1998	Executive Vice President, Chief Credit Officer of the Bank
William C. Lee	63	1998	Executive Vice President Operations Division of the Bank
Kenneth K. McIlhaney	59	2000	Executive Vice President of the Bank
K. Randy Roper	43	1998	Executive Vice President, President Oklahoma City Region of the Bank

Biographical information regarding Messrs. Edward A. Townsend and Jan A. Norton are incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report. Biographical information regarding Messrs. Robert L. Vanden, Richard L. Park, Christopher C. Turner, James N. Young, Harold A. Bowers, William C. Lee, Kenneth K. McIlhaney and K. Randy Roper are set forth below.

The executive officers serve until their successors are elected and qualified. No executive officer is related to any director or other executive officer of the Company by blood, marriage or adoption. There are no arrangements or understandings between any director of the Company and any other person pursuant to which such person was elected an executive officer.

Robert L. Vanden. Mr. Vanden was elected as a director and began serving as Executive Vice President of the Bank in 1997. From January 1997 until September 1997, Mr. Vanden served as President and Chief Executive Officer of the Bank. From February 1990 through December 1996, Mr. Vanden served as Executive Vice President of Local Federal Bank, FSB, (the predecessor of Local) in charge of wholesale commercial lending. Prior to joining the Bank in February 1990, Mr. Vanden served as Executive Vice President of the Richard Gill Company and Gill Savings. In June 2000, Mr. Vanden assumed the duties of a member of the Board of Directors for Central Oklahoma Habitat for Humanity, a non-profit organization. Mr. Vanden still holds this position today.

Richard L. Park. Mr. Park began serving as Executive Vice President and Chief Financial Officer of the Company and the Bank in September 1997. Mr. Park served as Chief Financial Officer of Green Country Bank from October 1996 until it was acquired by the Company. From January 1991 through May 1996, Mr. Park was Chief Financial Officer of Western Farm Credit Bank in Sacramento, California, the Eleventh District Bank in the Federal Farm Credit System. Mr. Park is a Certified Public Accountant.

Christopher C. Turner. Mr. Turner has served as Executive Vice President of the Bank in charge of residential and consumer lending, branch administration and marketing since October 1996. Prior to October 1996, Mr. Turner held various positions in the Bank including Internal Audit Director, Marketing Director and Director of Branch Administration. Mr. Turner joined the Company in November 1980.

James N. Young. Mr. Young has served as President of the Tulsa region since February 1998. From 1994 to January 1998, Mr. Young served as Senior Commercial Lending Manager for BankIV and its successors, Boatmen's Bank and NationsBank in Oklahoma City. Mr. Young's last position with NationsBank (now Bank of America) was President, Oklahoma City, and Senior Commercial Lending Manager for the state of Oklahoma. Mr. Young joined the Bank in February 1998. From 1973 to 1994, Mr. Young served in various commercial lending capacities with Bank of Oklahoma in both Tulsa and Oklahoma City, his last assignment being President, Oklahoma City.

Harold A. Bowers. Mr. Bowers began serving the Bank as Executive Vice President and Chief Credit Officer in 1998. From 1981 to 1998, Mr. Bowers served with NationsBank and its predecessor banks with both senior credit and commercial lending management responsibilities. In 1980 and 1981, Mr. Bowers managed the Credit Department for Bank of Oklahoma, Tulsa, Oklahoma. Mr. Bowers started his banking career with Liberty National Bank in Oklahoma City, Oklahoma after serving four years as an officer in the United States Air Force. From 1970 to 1980, Mr. Bowers served in various credit capacities ultimately serving six years as Manager of Loan Administration.

William C. Lee. Mr. Lee joined the Bank in May 1998. Mr. Lee serves as Executive Vice President and is the Bank's principal Operations Officer. Prior to joining the Bank, Mr. Lee was Executive Vice President and Chief Financial Officer of the Annuity Board of the Southern Baptist Convention, a pension and insurance management company, joining that institution in July 1991. Mr. Lee is a Certified Public Accountant.

Kenneth K. McIlhaney. Mr. McIlhaney joined the Bank in 2000 and serves as Executive Vice President in charge of Community Banking. Mr. McIlhaney served in various executive officer positions at Union Bank and Trust Company of Oklahoma City, Oklahoma, from 1979 to 2000, including serving as President and Chief Executive Officer for ten years immediately prior to joining the Bank. Mr. McIlhaney began his banking career in 1972, serving as Executive Vice President of United Oklahoma Bank and later serving as President of First Bank and Trust Company of Duncan, and City National Bank and Trust Company of Oklahoma City, Oklahoma.

K. Randy Roper. Mr. Roper began serving the Bank in December 1998 as President of the Oklahoma City Region. From 1982 to 1998, Mr. Roper served in various capacities for First National Bank of Oklahoma City and its successors, First Interstate Bank of Oklahoma, N.A., Boatmen's First National Bank of Oklahoma and NationsBank specializing in energy and commercial finance. Mr. Roper completed his tenure at NationsBank (now Bank of America) as President, Oklahoma City.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the range of high and low closing prices for the period indicated:

	Years Ended December 31,			
	2002		2001	
	High	Low	High	Low
First quarter	$ 16.01	$ 13.36	$ 13.63	$ 12.25
Second quarter	17.50	14.20	14.65	12.12
Third quarter	17.40	13.12	15.60	12.00
Fourth quarter	15.02	13.24	14.12	12.06

The Company's Common Stock began trading on April 22, 1998 and, as of July 15, 1999, began trading on the Nasdaq National Market System under the symbol "LFIN". On December 31, 2002, there were approximately 31 holders of record of the Company's Common Stock.

The Company has not paid and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's principal source of funds to pay cash dividends on its Common Stock would be cash dividends from the Bank. There are certain statutory limitations on the payment of dividends by national banks. At the beginning of the calendar year 2003, approximately $52.6 million was available for payment of dividends by the Bank to the Company under these restrictions without regulatory approval. See "Item 1. Business - Regulation and Supervision." In connection with the issuance of the Company's Senior Notes, the Company entered into an Indenture, dated September 8, 1997, the terms of which could limit the Company's ability to pay dividends on its Common Stock under certain circumstances.

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)

The selected consolidated financial data of the Company set forth below should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Company, including the related Notes, included in Item 8 of this Annual Report.

	December 31,				
	2002	2001	2000	1999	1998
Statement of Financial Condition and Other Data:					
Total assets	$ 2,839,858	$ 2,820,051	$ 2,377,011	$ 2,381,607	$ 2,128,979
Cash and due from banks	51,166	50,791	39,571	48,122	27,180
Loans receivable, net	2,084,144	1,972,145	1,848,876	1,685,550	1,362,272
Securities available for sale	163,473	193,736	354,048	529,230	570,964
Securities held to maturity	364,832	430,956	-	-	-
Nonperforming assets(1)	12,960	9,627	10,903	7,536	4,270
Deposits	1,829,439	1,809,362	1,931,793	1,848,340	1,668,074
Securities sold under agreements to repurchase	59,696	38,694	38,214	-	-
Senior Notes	21,295	21,545	41,160	75,250	80,000
FHLB advances	684,193	728,205	190,028	302,035	220,033
Mandatorily redeemable trust preferred securities	60,250	40,250	-	-	-
Stockholders' equity	167,880	163,536	156,271	128,294	118,806
Number of full service customer facilities	52	51	51	51	50
Approximate number of full-time equivalent employees	835	818	810	777	694

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
Operations Data:					
Interest income	$ 175,493	$ 193,138	$ 190,202	$ 168,298	$ 147,204
Interest expense	82,862	104,644	111,852	94,787	92,438
Net interest income	92,631	88,494	78,350	73,511	54,766
Provision for loan losses	(6,600)	(5,400)	(2,700)	(2,000)	(1,450)
Net interest income after provision for loan losses	86,031	83,094	75,650	71,511	53,316
Noninterest income	28,489	23,723	20,773	20,840	16,585
Noninterest expense	70,531	66,851	58,776	57,871	41,210
Income before provision for income taxes	43,989	39,966	37,647	34,480	28,691
Provision for income taxes	14,974	13,489	13,833	12,488	10,254
Net income	$ 29,015	$ 26,477	$ 23,814	$ 21,992	$ 18,437
Earnings per share:					
Net income:					
Basic (2)	$ 1.53	$ 1.30	$ 1.16	$ 1.07	$ 0.90
Diluted (2)	$ 1.48	$ 1.26	$ 1.16	$ 1.07	$ 0.89

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
Performance Ratios(3):					
Return on assets	1.04%	1.01%	1.00%	0.99%	0.93%
Return on common equity	17.05	15.65	17.18	17.65	17.73
Dividend payout ratio(4)	-	-	-	-	-
Net interest spread(5)	3.18	3.11	2.95	3.02	2.57
Net interest margin(6)	3.48	3.53	3.44	3.46	2.91
Noninterest expense to average assets(7)	2.52	2.54	2.48	2.61	2.08
Efficiency ratio(8)	58.62	58.70	58.33	60.35	56.81
Capital Ratios of the Company (9):					
Leverage capital	7.01	6.63	5.61	4.71	N/A
Core capital	9.64	9.24	7.74	6.81	N/A
Total capital	11.45	10.49	9.00	8.07	N/A
Capital Ratios of the Bank (10):					
Leverage or tangible	8.07	7.28	7.30	7.93	7.61
Core	11.11	10.16	10.08	11.48	7.63
Total or risk-based	12.37	11.41	11.34	12.74	13.08
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period(1)	0.46	0.34	0.46	0.32	0.20
Nonperforming loans to total loans at end of period(1)	0.53	0.39	0.53	0.40	0.26
Allowance for loan losses to total loans at end of period	1.40	1.38	1.51	1.65	2.00
Allowance for loan losses to nonperforming loans at end of period(1)	2.62x	3.58x	2.83x	4.15x	7.80x

(1) Nonperforming loans consist of nonaccrual loans and loans delinquent 90 days or more but still accruing interest, and nonperforming assets consist of nonperforming loans, real estate acquired through foreclosure or deed-in-lieu thereof and repossessions, net of writedowns and reserves.

(2) Net income per share and dividends per share are based upon the weighted average number of shares outstanding during the period. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the weighted average number of shares for basic net income per share are 18,912,354, 20,368,028, 20,537,209, 20,537,209 and 20,431,698, respectively. Basic and diluted shares are the same for each year except 2002, 2001 and 1998 wherein diluted shares are 19,616,663, 20,966,531 and 20,607,119, respectively. See also Note 1(p) of the Notes to Consolidated Financial Statements in Item 8 hereof.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods presented.

(4) The dividend payout ratio represents dividends declared per share divided by net income per share. The Company does not presently pay dividends.

(5) Net interest spread represents the difference between the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average interest-earning assets.

(7) Noninterest expense excludes the amortization of intangibles.

(8) Represents noninterest expense (exclusive of amortization of intangibles) divided by the aggregate of net interest income before provision for loan losses and noninterest income (exclusive of gains and losses on sales of assets).

(9) Prior to the Company becoming a bank holding company during the year ended December 31, 1999, the Company was not subject to capital requirements as a savings and loan holding company.

(10) The Bank became subject to OCC regulations in May 1999. Data presented as of December 31, 2001, 2000 and 1999 is based on OCC regulatory requirements while data as of prior periods is based on Office of Thrift Supervision ("OTS") regulatory requirements. In calculating leverage capital, the OCC uses total average assets while the OTS uses tangible assets. In calculating core capital, the OCC uses risk-weighted assets while the OTS uses adjusted tangible assets. See "Business—Regulation and Supervision" in Item 1 hereof for information with respect to the Bank's regulatory capital requirements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, included in Item 8 hereof.

General

Local Financial's primary asset is the capital stock of the Bank. In pursuit of management's growth strategy, the Bank focuses on increasing its commercial and consumer lending. The Bank also targets increases in noninterest income and increases in direct consumer lending. During the fourth quarter of 2001, the Company took steps to strengthen its regulatory capital position through the issuance of $40.3 million of trust preferred securities. Likewise, in two separate issuances during 2002, the Company issued a total of $20.0 million additional trust preferred securities. The trust preferred securities will be used as Tier I Capital to the extent allowable by regulatory guidelines.

During 2002, the Company, acting under a board-authorized repurchase program, repurchased 1.7 million shares or approximately 10% of its outstanding shares of common stock. In October 2002, the Company authorized an additional stock repurchase program under which the Company would be authorized to repurchase in the open market from time to time an additional 2.0 million shares. Through December 31, 2002, 1.1 million shares have been repurchased under that program. The purchase of any or all of such shares authorized for repurchase will be dependent on management's assessment of market conditions and may be commenced or suspended at any time without prior notice. The shares repurchased by the Company under the stock repurchase program are held as treasury shares.

In November 2002, the Bank completed an acquisition of U.S. National Bank, a privately held national banking association located in Midwest City, Oklahoma. As of the date of purchase, U.S. National Bank had loans, deposits and liabilities of approximately $25.4 million, $33.1 million and $1.1 million, respectively. The acquisition substantially broadened the Bank's presence in the Midwest City market, where it now services approximately $103.9 million of deposits.

The Bank's business strategy is to provide its customers with a range of banking products and services of a regional bank while retaining the appeal and level of individualized service of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans and deposits.

Changes in Financial Condition from December 31, 2001 to December 31, 2002

Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, cash due from banks and interest-bearing deposits with other banks) amounted to $58.4 million and $60.5 million at December 31, 2002 and December 31, 2001, respectively. The Company manages its cash and cash equivalents based upon the Company's operating, investing and financing activities. See "—Liquidity and Capital Resources".

Securities. The Company views its securities available for sale as a source of asset liquidity. Liquidity is derived from this source by receipt of interest and principal payments and prepayments; by the ability to sell these securities at market prices; and by utilizing unpledged securities as collateral for borrowings. Securities are identified as either held for maturity or available for sale, based on various factors including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held to maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Amortization or accretion of mortgage-backed securities is periodically adjusted for estimated prepayments. Available for sale securities are those that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available for sale are carried at fair value.

Unrealized gains or losses on available for sale securities, less applicable deferred taxes, are recorded as accumulated other comprehensive income in stockholders' equity.

During 2002, Local Financial's securities portfolio decreased by $96.4 million. In December 2001, the Company reclassified $431.0 million or 69.0% of its total securities portfolio as held to maturity, including some of its single-family loans, which were securitized during 2000. The Company had a net unrealized gain, net of tax, of $1.4 million in its available for sale securities portfolio at December 31, 2002 compared to a net unrealized gain, net of tax, of $4.1 million at December 31, 2001.

The following table sets forth information regarding the carrying and market value of the Company's securities at the dates indicated (dollars in thousands):

	December 31,					
	2002		2001		2000	
	Carrying Value	Market Value	Carrying Value	Market Value	Carrying Value	Market Value
Available for sale:						
Collateralized mortgage obligations	$ 163,473	$ 163,473	$ 193,736	$ 193,736	$ 224,254	$ 224,254
Mortgage pass-through securities	-	-	-	-	95,676	95,676
U.S. Government and agency securities	-	-	-	-	33,663	33,663
Municipal securities	-	-	-	-	455	455
	$ 163,473	$ 163,473	$ 193,736	$ 193,736	$ 354,048	$ 354,048
Held to maturity:						
Collateralized mortgage obligations	$ 288,585	$ 294,712	$ 355,637	$ 355,769	$ -	$ -
Mortgage pass-through securities	51,101	54,196	75,140	77,030	-	-
U.S. Government and agency securities	25,046	25,680	-	-	-	-
Municipal securities	100	100	179	179	-	-
	364,832	374,688	430,956	432,978	-	-
	$ 528,305	$ 538,161	$ 624,692	$ 626,714	$ 354,048	$ 354,048

Loans Receivable. Net loans receivable amounted to $2.1 billion and $2.0 billion at December 31, 2002 and 2001, respectively. Net loans receivable increased by $112.0 million or 5.7% during the year ended December 31, 2002. In keeping with its strategy, the Bank grew its commercial lending portfolio but at a slower rate than prior years. The total commercial lending portfolio grew from $1.6 billion at December 31, 2001 to $1.7 billion at December 31, 2002. Management intends to continue its controlled growth in lending with the primary focus being on commercial lending activities that enable the Bank to provide other banking services to the customers. For additional information, see "Business—Lending Activities" in Item 1 hereof and Note 4 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Contractual Principal Repayments and Interest Rates. The following table sets forth scheduled contractual amortization of the Company's total loan portfolio at December 31, 2002, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less (dollars in thousands):

	Principal Repayments Contractually Due		
	In One Year or Less	After One Year Through Five Years	After Five Years
Residential real estate	$ 36,362	$ 61,201	$ 115,299
Commercial	421,125	795,936	478,232
Consumer	51,994	91,135	62,392
Total[1]	$ 509,481	$ 948,272	$ 655,923

(1) Of the $1.6 billion of loan principal repayments contractually due after December 31, 2003, $1.0 billion have fixed rates of interest and $561.0 million have adjustable rates of interest. All are presented net of undistributed loan proceeds.

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their contractual terms because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses, which generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates).

Nonperforming Assets and Allowance for Loan Losses. Nonperforming assets (consisting of non-accruing loans, accruing loans greater than 90 days delinquent and foreclosed assets) at December 31, 2002 continued at a relatively low rate, totaling $13.0 million or .46% of total assets, as compared to $9.6 million or .34% at December 31, 2001. Although the Bank is currently experiencing lower nonperforming asset rates than most of its peers, it anticipates these rates to increase as the slower national economy may have an impact on the Bank's middle-market commercial borrowers who typically have less ability to withstand economic downturns.

The following table presents information on the Company's nonperforming assets at the dates indicated (dollars in thousands):

	December 31,				
	2002	2001	2000	1999	1998
Non-accruing loans	$ 10,803	$ 7,687	$ 9,297	$ 5,730	$ 2,203
Accruing loans greater than 90 days delinquent	464	30	725	1,083	1,374
Foreclosed assets	1,693	1,910	881	723	693
Total nonperforming assets	$ 12,960	$ 9,627	$ 10,903	$ 7,536	$ 4,270
Total nonperforming assets as a percentage of total assets	0.46%	0.34%	0.46%	0.32%	0.20%

As of December 31, 2002, the Company's allowance for loan loss totaled $29.5 million or 1.4% of total loans. During the year ended December 31, 2002, the Company's net charge-offs totaled $5.7 million as compared with $6.1 million for the year ended December 31, 2001.

The Company's process for determining the adequacy of the allowance is based on a comprehensive analysis of the institution's loan portfolio that considers all significant factors that affect the collectibility. The allowance is maintained at a level that is adequate to absorb all estimated inherent losses in the portfolio as of this date. Specific and general valuation allowances are increased by provisions charged to expense and decreased by charge-offs of loans, net of recoveries. Specific allowances are provided for impaired loans for which the expected loss is measurable. General valuation allowances are provided based on a formula, which incorporates the factors discussed above. The Bank periodically reviews the assumptions and formula by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above. Management realizes that an institution's past loss history should be considered in evaluating the inherent loss potential of the loan portfolio. Consequently, management has deemed it prudent to develop and implement a migration analysis for the determination of inherent loss potential for both its homogeneous and nonhomogeneous loan portfolio. Homogeneous loan categories consist of one-to-four family residential mortgages and consumer loans. Homogeneous loans are analyzed on a group or pool basis for evaluation of credit quality and impairment under SFAS No. 5. Nonhomogeneous loan categories consist of commercial loans. These assets are reviewed individually for the purpose of evaluating credit quality and impairment under SFAS No. 114. The migration loss percentage factors used for each risk class or grade for both homogeneous and nonhomogeneous loan categories are based on the results of a migration analysis. In addition to historical loss experience, the Company also considers other factors likely to cause estimated credit losses to differ from historical loss experience. See "Business—Asset Quality—Allowance for Loan Losses" in Item 1 hereof and Note 1(e) of the Notes to Consolidated Financial Statements in Item 8 hereof.

The following table provides information on the Company's allowance for loan losses as of the dates indicated (dollars in thousands):

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Balance at beginning of period	$ 27,621	$ 28,345	$ 28,297	$ 27,901	$ 20,484
Loans charged off:					
Residential real estate	(635)	(805)	(164)	(314)	(31)
Commercial	(4,121)	(3,606)	(1,725)	(2,397)	(545)
Consumer	(1,428)	(2,178)	(1,818)	(1,142)	(928)
Recoveries	492	465	1,055	1,909	187
Net loans charged off	(5,692)	(6,124)	(2,652)	(1,944)	(1,317)
Allowances acquired	1,003	-	-	340	7,284
Provision for loan losses	6,600	5,400	2,700	2,000	1,450
Balance at end of period	$ 29,532	$ 27,621	$ 28,345	$ 28,297	$ 27,901
Allowance for loan losses to total nonperforming loans at end of period	2.62x	3.58x	2.83x	4.15x	7.80x
Allowance for loan losses to total loans at end of period	1.40%	1.38%	1.51%	1.65%	2.00%

The Bank utilizes a consistent systematic process for allocation of reserve dollars within its total loan portfolio. The reserve rates vary based on the perceived risks inherent within the various loan types. Reserve rates are established based on historical portfolio performance as well as specific credit performance.

The following table sets forth information concerning the allocation of the Company's allowance for loan losses by loan category at the dates indicated (dollars in thousands):

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance
Residential real estate	$ 2,414	8.17%	$ 2,313	8.37%	$ 2,777	9.80%	$ 3,332	11.78%	$ 3,311	11.87%
Commercial	24,508	82.99	22,021	79.73	21,125	74.53	18,963	67.01	18,798	67.37
Consumer	2,610	8.84	3,287	11.90	4,443	15.67	6,002	21.21	5,792	20.76
Total	$ 29,532	100.00%	$ 27,621	100.00%	$ 28,345	100.00%	$ 28,297	100.00%	$ 27,901	100.00%

Deposits. At December 31, 2002, deposits totaled $1.83 billion, as compared to $1.81 billion at December 31, 2001, an increase of 1.1%. During 2002, the Company's demand and savings portfolios grew $132.2 million or 18.7%, which was offset by a decline in time deposits of $112.1 million or 10.2% during 2002. Attributing to the overall growth during this period was the acquisition of U.S. National Bank of Midwest City as well as the ongoing success of the Company's new consumer focused marketing strategy.

The following table presents the average balance of each deposit type and the average rate paid on each deposit type of the Company for the periods indicated (dollars in thousands):

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
Noninterest-bearing deposits	$ 170,390	$ -	-%	$ 155,598	$ -	-%	$ 140,004	$ -	-%
Passbook accounts	76,803	1,317	1.71	66,715	1,754	2.63	69,635	1,994	2.86
NOW and money market accounts	524,500	9,021	1.72	452,971	12,778	2.82	359,831	13,203	3.67
Term certificates	1,092,278	39,818	3.65	1,145,288	61,094	5.33	1,309,327	73,220	5.59
Total deposits	$ 1,863,971	$ 50,156	2.69%	$ 1,820,572	$ 75,626	4.15%	$ 1,878,797	$ 88,417	4.71%

Borrowings. Other than deposits, the Company utilizes advances from the FHLB of Topeka, and to a lesser extent, securities sold under agreements to repurchase to fund its operations. During 2002, the Company's average balance of advances outstanding at the FHLB of Topeka were $624.2 million compared with $521.6 million in 2001, as the Company further utilized FHLB borrowings to fund investment securities.

The following table sets forth certain information regarding the borrowings of the Company at or for the dates indicated (dollars in thousands):

	At or For the Years Ended December 31,		
	2002	2001	2000
FHLB of Topeka advances:			
Average balance outstanding	$ 624,170	$ 521,628	$ 262,885
Maximum amount outstanding at any month-end during the year	710,025	753,036	326,217
Balance outstanding at end of year	684,193	728,205	190,028
Average interest rate during the year	4.10%	4.23%	6.11%
Average interest rate at end of year	3.82%	3.75%	6.44%
Securities sold under agreements to repurchase:			
Average balance outstanding	$ 43,425	$ 42,987	$ 18,352
Maximum amount outstanding at any month-end during the year	64,701	53,622	38,214
Balance outstanding at end of year	59,696	38,694	38,214
Average interest rate during the year	1.22%	3.39%	5.85%
Average interest rate at end of year	0.94%	1.29%	5.92%

In September 1997, the Company issued $80.0 million of Senior Notes which are due in September 2004 and which bear interest at the rate of 11.0%, payable semi-annually. During 2002, 2001 and 2000, the Company purchased and retired $250,000, $19.6 million and $34.1 million of Senior Notes, resulting in a $7,000, $1.6 million and $922,000 loss, net of tax, respectively. At December 31, 2002, there were $21.3 million Senior Notes outstanding. Issuance costs were deferred and capitalized and the unamortized balance of $289,000 is reflected in other assets in the consolidated statement of financial condition. The Company funds the semiannual interest payments through dividends paid to the Company from the Bank. For additional information, see "Business—Sources of Funds—Borrowings" in Item 1 hereof and Note 9 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Stockholders' Equity. Stockholders' equity increased from $163.5 million at December 31, 2001 to $167.9 million at December 31, 2002. The increase in stockholders' equity came primarily as a result of earnings during the period, offset by an increase in treasury shares. The Company increased its shares of treasury stock during 2002 as part of a stock repurchase program in which the Company repurchased 1.7 million shares of its common stock at a cost of $24.8 million. See "–Changes in Financial Condition –General ". The net increase in additional paid-in capital during 2002 of $2.8 million included the exercise of 128,333 warrants, which were part of the original 591,000 warrants issued in conjunction with the Company's 1997 private placement, offset by the repurchase of 125,000 of those warrants by the Company at fair market value during 2002. Additionally, during 2002, 196,365 options to purchase the Company's stock were exercised, resulting in a $1.9 million increase in additional paid-in capital. These options had been previously issued to officers of the Bank under the Company's 1998 Stock Option Plan. Accumulated other comprehensive income declined $2.7 million during fiscal 2002. At December 31, 2002, the Company and the Bank exceeded all regulatory requirements for capital adequacy. See "—Liquidity and Capital Resources".

Results of Operations

General. The Company's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, mortgage-backed and investment securities and various other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits, FHLB of Topeka advances, Senior Notes and mandatorily redeemable trust preferred securities. On an ongoing basis, the Company's results of operations will be affected by the level of its noninterest income including deposit related income, loan fees and service charges, net gains (losses) on sales of assets and the increase in the cash surrender value of the bank-owned life insurance; the level of its noninterest expense, such as compensation and employee benefits, equipment and data processing expense, occupancy expense, advertising expense and professional fees; its provisions for losses on loans resulting from the Company's assessment of the adequacy of its allowance for losses on loans; and provisions for income taxes.

Net Income. The Company reported net income of $29.0 million, $26.5 million and $23.8 million during the years ended December 31, 2002, 2001 and 2000, respectively. Included in these results are the effect of the Company's purchase and retirement during 2002, 2001 and 2000 of $250,000, $19.6 million and $34.1 million of Senior Notes, resulting in a $7,000, $1.6 million and $922,000 loss, net of tax, respectively. Net income increased by $2.5 million or 9.6% during the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to a decline in interest expense paid on deposit accounts as well as increased deposit-related income. Net income increased by $2.7 million or 11.2% during the year ended December 31, 2001, as compared to the year ended December 31, 2000, primarily due to the increase in the net interest income which came as a result of income earned on the Company's available for sale securities portfolio as well as declining interest expense on interest-bearing liabilities.

Net Interest Income. Net interest income is determined by the Company's net interest spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income rose in all comparative periods presented. The overall decline in the national economy drove interest rates to historical lows. During 2002, the Company's interest-bearing liabilities repriced faster than its interest-earning assets. Accordingly, the Company's net interest spread increased from 3.11% in 2001 to 3.18% in 2002. In all periods presented, the Company has continued to increase its net interest-earning assets (interest-earning assets less interest-bearing liabilities). Average interest-earning assets increased by $158.1 million or 6.3% during 2002 with loans being the highest yielding asset. Average interest-bearing liabilities increased $148.1 million or 6.5% during 2002. The Company's net interest margin, which is the ratio of net interest income to average earning assets, decreased from 3.53% for 2001 to 3.48% for 2002 reflecting the slower rate of growth in net interest income during 2002.

Interest Income. Total interest income decreased by $17.6 million or 9.1% during the year ended December 31, 2002 as compared to the year ended December 31, 2001, primarily as a result of the decline in the average yield on interest-earning assets, which fell from 7.70% to 6.59% or 111 basis points during the comparative period. Interest income on loans fell $14.1 million or 9.3% during the year ended December 31, 2002. This decline was primarily due to the decline in the average yield, which dropped from 7.94% to 6.86% during that same period. The Company continues to increase its average balance of loans outstanding particularly focusing on growth in the commercial portfolio. However, current economic conditions have slowed new loan origination growth and early pay-offs and refinancings caused further yield declines within the portfolio as new loans are added at current lower rates.

Total interest income increased marginally by $2.9 million or 1.5% during the year ended December 31, 2001 as compared to the year ended December 31, 2000 as an increase in interest income received on the securities portfolio offset a decline in interest income received on loans. During the year ended 2001, loan growth slowed and rates fell causing overall yield declines in the loan portfolio. Interest income on loans receivable declined $5.7 million or 3.6% during the year ended December 31, 2001.

During this same period, the Company's average available for sale securities portfolio increased $104.1 million or 24.9%. While the average yield on the securities portfolio fell from 7.13% to 7.07%, the rate decline did not offset the volume increases, and accordingly, interest income on securities rose $7.1 million or 24.0% during the comparative periods.

Interest Expense. Interest expense on deposits, which is the largest component of the Company's interest-bearing liabilities, declined $25.5 million or 33.7% during the year ended December 31, 2002. The decreased expense was primarily rate driven as the average cost of deposits fell from 4.54% to 2.96% during the period, offsetting increases in the average balance of those deposits, which rose $28.6 million or 1.7%.

Similarly, during the year ended December 31, 2001, interest expense on deposits declined $12.8 million or 14.5% when compared to the year ended December 31, 2000. However, this decline was a result of both rate and volume declines in the deposit base. The average cost of deposits during the year ended December 31, 2001, was 4.54% as compared with 5.08% for the same period in the prior year. This rate decline coupled with a decline in the average balance of total deposits of $73.8 million or 4.2% during the comparative period led to the overall decline in interest expense.

Interest expense on FHLB advances increased $3.6 million or 16.2% during the year ended December 31, 2002 primarily due to an increase in the average outstanding balance of those borrowings, which rose from $521.6 million during 2001 to $624.2 million during 2002. This increase in volume offsets a decline in the average cost of those borrowings from 4.23% to 4.10%, respectively. During the year ended December 31, 2001 volume increases again drove an increase in interest expense as compared to the prior year as the average balance of borrowings for 2001 increased $258.7 million. During this same period the average cost of those borrowings declined 188 basis points.

Interest expense on securities sold under agreements to repurchase decreased 67.6% during the year ended December 31, 2002 to $532,000 from $1.6 million in the year ended December 31, 2001. This decline was primarily rate driven as the average yield on those borrowings fell from 3.52% for the year ended December 31, 2001 to 1.22% for the year ended December 31, 2002.

During the periods presented, interest expense on Senior Notes consisted of interest accrued with respect to the notes issued in connection with the 1997 purchase and recapitalization of the Company. During the past four years, the Company has successfully purchased and retired $58.7 million of the original $80.0 million 11% Senior Notes resulting in the continued decrease in interest expense.

During the fourth quarter of 2001, the Company issued $40.3 million in trust preferred securities bearing an interest rate of 9.00%. Likewise in July and October 2002, the Company issued an additional $20.0 million in floating rate trust preferred securities, bringing the total outstanding balance of mandatorily redeemable trust preferred securities at December 31, 2002 to $60.3 million. These securities bear interest rates of 3.625% and 3.45% over six and three month LIBOR, respectively. On December 31, 2001, the Company began quarterly interest payments on its 9.00% trust preferred securities. During 2003, the Company will begin semiannual and quarterly interest payments on the trust preferred securities issued in July and October 2002. See "Business –Sources of Funds—Capital Issuances" in Item 1 hereof and Note 10 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates, (iii) net interest income, (iv) interest rate spread, and (v) net interest margin. Information is based on average daily balances during the indicated periods (dollars in thousands):

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets									
Loans receivable(1)	$ 2,011,278	$ 137,875	6.86%	$ 1,914,373	$ 151,950	7.94%	$ 1,817,414	$ 157,648	8.67%
Securities(2)	576,199	35,200	6.11	522,406	36,952	7.07	418,280	29,811	7.13
Other earning assets(3)	77,356	2,418	3.13	70,004	4,236	6.05	40,794	2,743	6.72
Total interest-earning assets	2,664,833	175,493	6.59%	2,506,783	193,138	7.70%	2,276,488	190,202	8.35%
Noninterest-earning assets	130,674			120,098			96,288		
Total assets	$ 2,795,507			$ 2,626,881			$ 2,372,776		
Liabilities and Stockholders' Equity									
Deposits:									
Transaction accounts(4)	$ 601,303	10,338	1.72%	$ 519,686	14,532	2.80%	$ 429,466	15,197	3.54%
Term certificates of deposit	1,092,278	39,818	3.65	1,145,288	61,094	5.33	1,309,327	73,220	5.59
Total deposits	1,693,581	50,156	2.96	1,664,974	75,626	4.54	1,738,793	88,417	5.08
FHLB advances	624,170	25,613	4.10	521,628	22,045	4.23	262,885	16,329	6.11
Securities sold under agreements to repurchase	43,456	532	1.22	46,600	1,640	3.52	18,352	1,073	5.85
Senior Notes	21,506	2,541	11.81	36,353	4,298	11.81	50,113	6,033	11.81
Mandatorily redeemable trust preferred securities	46,250	4,020	8.69	11,358	1,035	9.11	-	-	-
Total interest-bearing	2,428,963	82,862	3.41%	2,280,913	104,644	4.59%	2,070,143	111,852	5.40%
Noninterest-bearing liabilities	196,338			176,754			164,045		
Stockholders' equity	170,206			169,214			138,588		
Total liabilities and stockholders' equity	$ 2,795,507			$ 2,626,881			$ 2,372,776		
Net interest-earning assets	$ 235,870			$ 225,870			$ 206,345		
Net interest income/interest rate spread		$ 92,631	3.18%		$ 88,494	3.11%		$ 78,350	2.95%
Net interest margin			3.48%			3.53%			3.44%
Ratio of average interest-earning to average interest-bearing			109.71%			109.90%			109.97%

(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis, and excludes the allowance for loan losses which is included in noninterest-earning assets.
(2) Includes all securities including the market valuation accounts.
(3) Includes interest bearing deposits, FHLB of Topeka stock and Federal Reserve Bank stock.
(4) Includes passbook, NOW and money market accounts.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume) (dollars in thousands):

	Year Ended December 31, 2002 compared to 2001				Year Ended December 31, 2001 compared to 2000				Year Ended December 31, 2000 compared to 1999			
	Increase (Decrease) due to				Increase (Decrease) due to				Increase (Decrease) due to			
	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)
Interest-earning:												
Loans receivable	$ (20,718)	$ 7,692	$ (1,049)	$ (14,075)	$ (13,394)	$ 8,411	$ (715)	$ (5,698)	$ 6,000	$ 19,868	$ 911	$ 26,779
Securities	(5,038)	3,805	(519)	(1,752)	(224)	7,421	(56)	7,141	1,621	(5,681)	(270)	(4,330)
Other earning assets	(2,048)	445	(215)	(1,818)	(275)	1,964	(196)	1,493	(166)	(399)	20	(545)
Total net change in income on interest-earning	(27,804)	11,942	(1,783)	(17,645)	(13,893)	17,796	(967)	2,936	7,455	13,788	661	21,904
Interest-bearing:												
Deposits:												
Transaction accounts	(5,597)	2,282	(879)	(4,194)	(3,188)	3,193	(670)	(665)	2,517	2,020	500	5,037
Term certificates of deposit	(19,344)	(2,827)	895	(21,276)	(3,376)	(9,173)	423	(12,126)	6,951	5,249	604	12,804
Total deposits	(24,941)	(545)	16	(25,470)	(6,564)	(5,980)	(247)	(12,791)	9,468	7,269	1,104	17,841
FHLB advances	(640)	4,334	(126)	3,568	(5,219)	16,072	(5,137)	5,716	3,283	(1,520)	(335)	1,428
Securities sold under agreements to repurchase	(1,070)	(110)	72	(1,108)	(427)	1,652	(658)	567	-	-	1,073	1,073
Senior Notes	1	(1,754)	(4)	(1,757)	(265)	(1,730)	260	(1,735)	(4)	(3,347)	74	(3,277)
Mandatorily redeemable trust preferred securities	(48)	3,179	(146)	2,985	-	-	1,035	1,035	-	-	-	-
Total net change in expense on interest-bearing	(26,698)	5,104	(188)	(21,782)	(12,475)	10,014	(4,747)	(7,208)	12,747	2,402	1,916	17,065
Change in net interest income	$ (1,106)	$ 6,838	$ (1,595)	$ 4,137	$ (1,418)	$ 7,782	$ 3,780	$ 10,144	$ (5,292)	$ 11,386	$ (1,255)	$ 4,839

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on (i) an estimate by management of loan losses that occurred during the current period and (ii) an ongoing adjustment of prior estimates of losses occurring in prior periods. To serve as a basis for making this provision each quarter, the Company maintains an extensive credit risk monitoring process that considers several factors, including among other things, current economic conditions affecting the Company's customers, the payment performance of individual large loans and pools of homogeneous small loans, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. For large loans deemed to be impaired due to an expectation that all contractual payments will probably not be received, impairment is measured by comparing the Company's recorded investment in the loan to the present value of expected cash flows discounted at the loan's effective interest rate, the fair value of the collateral or the loan's observable market price. While management endeavors to use the best information available in making its evaluations, future adjustments to the allowance for loan losses may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize additions to its allowance based upon their judgments about information available to them at the time of their examination.

The Company established provisions for loan losses of $6.6 million, $5.4 million and $2.7 million during the years ended December 31, 2002, 2001 and 2000, respectively. During such respective periods, loan charge-offs (net of recoveries) amounted to $5.7 million, $6.1 million and $2.7 million.

Noninterest Income. Total noninterest income amounted to $28.5 million, $23.7 million and $20.8 million during the years ended December 31, 2002, 2001 and 2000, respectively. The components of noninterest income consist of deposit-related income, loan fees and loan service charges, net gains on sale of assets, the increase in the cash surrender value of the bank-owned life insurance, commission revenue and other miscellaneous income. The $4.8 million or 20.1% increase in noninterest income in 2002 was due to increases in deposit-related service charges as the Company has placed increased emphasis on developing new sources of noninterest revenue. The $3.0 million or 14.2% increase in noninterest income in 2001 was due primarily to increases in deposit-related service charges as well as increases in the cash surrender value of bank-owned life insurance resulting from the additional $10 million purchased during the year.

Noninterest Expense. Total noninterest expense increased $3.7 million or 5.5% during the year ended December 31, 2002. This increase was primarily attributable to increases in compensation and employee benefits expense, which includes the cost of fully accruing the tax-offsetting bonus feature of stock options issued to selected officers which was partly offset by the elimination of $1.3 million in goodwill that would have been amortized in 2002 under prior accounting rules. During the year ended 2001, total noninterest expense increased $8.1 million or 13.7%. The increase was attributable to increases in compensation and employee benefits expense as the Company added personnel to support its growth strategy as well as a $2.5 million pre-tax loss incurred on the repurchase of $19.6 million of the Company's Senior Notes.

Provision for Income Taxes. During the years ended December 31, 2002, 2001 and 2000, the Company recognized $15.0 million, $13.5 million and $13.8 million, respectively, of provisions for income taxes. At December 31, 2002, the Company had approximately $51.0 million of net operating loss carryforwards available for state income tax purposes. The state net operating loss carryforwards expire in varying amounts between 2011 and 2014. At December 31, 2002, 2001 and 2000, a valuation allowance for all available state net operating loss carryforwards was established as it was determined to be more likely than not that the benefit of the deferred tax asset would not be realized. Historically, the Company has generated income for federal income tax purposes. Based on the Company's current strategy, no valuation allowance for other deferred tax assets has been established as the Company believes it is more likely than not that sufficient income for federal income tax purposes will be realized.

See Note 12 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Liquidity and Capital Resources

Liquidity. Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. It is management's policy to maintain greater liquidity than required in order to be in a position to fund loan originations, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. The Company monitors its liquidity in accordance with guidelines established by the Company and applicable regulatory requirements. The Company's need for liquidity is affected by loan demand, net changes in deposit levels and the scheduled maturities of its borrowings. The Company can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing effort. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Company has limited control. The Company derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB, securities sold under agreements to repurchase and other short and long-term borrowings.

The Company's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investments such as overnight money funds and short-term government agency securities. If the Company requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At December 31, 2002, the Company had $264.5 million in available borrowing capacity with the FHLB.

At December 31, 2002, the Company had outstanding loan commitments (including unused lines of credit) for home equity, commercial real estate and commercial business loans of approximately $342.8 million and an additional $9.5 million in performance standby letters of credit. Certificates of deposit, which are scheduled to mature within one year, totaled $708.4 million at December 31, 2002, and borrowings, which are scheduled to mature within the same period totaled $133.9 million. The Company anticipates that it will have sufficient funds available to meet its current loan commitments and that, based upon past experience and current pricing policies, it can adjust the rates of certificates of deposit to retain a substantial portion of its maturing certificates and also, to the extent deemed necessary, refinance any maturing borrowings.

During the years ended December 31, 2002 and 2001, the Company made interest payments on the Senior Notes funded through dividends from the Bank. During the years ended December 31, 2002, 2001 and 2000, the Company purchased and retired $250,000, $19.6 million and $34.1 million, respectively, of the Senior Notes which had been issued in connection with the Company's recapitalization in 1997. This move will reduce future interest costs associated with those notes. The Senior Notes have an annual interest debt service requirement of $2.3 million. During the year ending December 31, 2003, the Company intends to fund the interest payments scheduled to be made on March 1, 2003 and September 1, 2003 through dividends from the Bank.

On December 31, 2001, Trust I began quarterly interest payments on its 9.00% trust preferred securities, which had been issued earlier in the year. These trust preferred securities have an annual interest debt service of $3.6 million. During 2003, the Company will begin semiannual and quarterly interest payments on the trust preferred securities issued by the newly formed Trusts II and III, respectively. These securities bear interest rates of 3.625% and 3.45% over six and three month LIBOR, respectively. The Company intends to fund all trust preferred security payments through dividends from the Bank. See "Business - Sources of Funds - Capital Issuances" in Item 1 hereof and Note 10 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Capital Resources. During the fourth quarter of 2001, the Trust issued trust preferred securities for an aggregate price of approximately $40.3 million. In two separate issuances during 2002, the Company issued a total of $20.0 million additional trust preferred securities. See "—Liquidity and Capital Resources - Liquidity". The trust preferred securities will be used as Tier I Capital to the extent allowable by regulatory guidelines.

Federally insured institutions such as the Company and the Bank are required to maintain minimum levels of regulatory capital. See "Business—Regulation and Supervision—Capital Requirements" in Item 1 hereof. The following table reflects the Company's and the Bank's actual levels of regulatory capital and applicable regulatory capital requirements at December 31, 2002 (dollars in thousands):

	Minimum Required		Actual		Excess	
	Percent	Amount	Percent	Amount	Percent	Amount
The Company:						
Leverage	4.00%	$ 111,752	7.01%	$ 195,752	3.01%	$ 84,000
Core capital	4.00	81,199	9.64	195,752	5.64	114,553
Total capital	8.00	162,398	11.45	232,492	3.45	70,094
The Bank:						
Leverage	4.00%	$ 111,651	8.07%	$ 225,288	4.07%	$ 113,637
Core capital	4.00	81,093	11.11	225,288	7.11	144,195
Total capital	8.00	162,185	12.37	250,683	4.37	88,498

Inflation and Changing Prices

The consolidated financial statements and related data presented in Item 8 hereof have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to available for sale securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Contractual Obligations and Commercial Commitments

The following tables present quantifiable, long-term contractual cash obligations and commercial commitments of the Company as of December 31, 2002. See Notes 7, 8, 9 and 10 of the Notes to the Consolidated Financial Statements in item 8 hereof and "—Liquidity and Capital Resources" (dollars in thousands):

		Payments Due By Period			
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	More than Three to Five Years	Over Five Years
FHLB advances	$ 684,193	$ 74,171	$ 10,000	$ 100,000	$ 500,022
Securities sold under agreements to repurchase	59,696	59,696	-	-	-
Senior Notes	21,295	-	21,295	-	-
Mandatorily redeemable trust preferred securities	60,250	-	-	-	60,250
Operating leases	6,911	911	1,180	640	4,180
Unconditional purchase obligations:					
Data processing hardware obligation	932	932	-	-	-
Data processing maintenance obligation	1,060	265	530	265	-
Total contractual cash obligations	$ 834,337	$ 135,975	$ 33,005	$ 100,905	$ 564,452

In order to support strategic objectives, during 2001 management initiated a project to return its mainframe operations to an internally supported function. The Company's mainframe processing had been operated in a data center operated by a third-party servicer. During the first quarter of 2002, the Company brought its mainframe processing in-house and the remaining maintenance contractual obligation is reflected above. During the fourth quarter of 2002, management determined the need for larger capacity hardware to be used in support of its new mainframe processing system. The contractual purchase obligation is also reflected above. The Company does not anticipate these actions will have a material impact on its consolidated financial condition.

		Amount of Commitment Expiration Per Period			
Commitments	Unfunded Commitments	Less than One Year	One to Three Years	More than Three to Five Years	Over Five Years
Lines of credit	$ 250,780	$ 65,083	$ 120,973	$ 55,937	$ 8,787
Standby letters of credit	9,488	7,607	1,881	-	-
Other commitments	91,984	6,418	15,591	6,050	63,925
Total commitments	$ 352,252	$ 79,108	$ 138,445	$ 61,987	$ 72,712

Critical Accounting Policies

The Company considers its Allowance for Loan Losses policy as a policy critical to the sound operations of the Bank. The Company provides for loan losses each period by an amount resulting from both (a) an estimate by management of loan losses that occurred during the period and (b) the ongoing adjustment of prior estimates of losses occurring in prior periods. The provision for loan losses increases the allowance for loan losses, which is netted against loans on the consolidated statements of financial condition. As losses are confirmed, the loan is written down, reducing the allowance for loan losses. See "Business—Asset Quality" contained in Item 1 herein and Note 1(e) of the Notes to Consolidated Financial Statements in Item 8 hereof for further information regarding the Company's provision and allowance for loan losses policy.

Recent Accounting Pronouncements

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002 and no longer amortizes goodwill. As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $15.5 million, which was subject to the transition provisions of Statement No. 142. The Company determined there was no transitional impairment loss at January 1, 2002. There was no amortization expense for the year ended December 31, 2002, whereas this expense amounted to $1.3 million for the years ended December 31, 2001 and 2000, respectively. The Company's net income for the years ended December 31, 2001 and 2000, excluding the effects of goodwill amortization, would have been $27.8 million and $25.2 million, respectively, compared to $29.0 million for the year ended December 31, 2002. Excluding the effects of goodwill amortization, the earnings per share for the years ended December 31, 2001 and 2000 would have been $1.37 basic and $1.32 diluted and $1.22 basic and $1.22 diluted, respectively, as compared to $1.53 basic and $1.48 diluted for the year ended December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement as of January 1, 2002 had no effect on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. As it relates to the Company, the statement eliminates the extraordinary loss classification on early debt extinguishments. The Company has elected to early adopt this statement as of December 31, 2002. The $2.5 million and $1.4 million loss associated with the early extinguishment of debt in 2001 and 2000, respectively, has been reclassified from extraordinary loss to other noninterest expense in the consolidated statements of operations. The result of the adoption of this statement did not modify or adjust net income for any period and does not impact the Company's compliance with its various debt covenants.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which nullifies EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* This statement requires that a liability be recognized for costs associated with an exit or disposal activity only when the liability is incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement requires affected institutions to reclassify their goodwill governed by SFAS Statement No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, as SFAS No. 142 goodwill as of the date that SFAS No. 142 is adopted. As of December 31, 2002, the Company had no goodwill governed by SFAS No. 72. This statement also requires that long-term customer relationship intangible assets be reviewed for impairment in accordance with SFAS No. 144. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This statement amends SFAS Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management

Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Company to attempt to control risks associated with interest rate movements. In general, management's strategy is to match asset and liability balances within maturity categories to limit the Company's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Company's asset and liability management strategy is formulated and monitored by the Asset/Liability Management Committee, which is comprised of the Chief Executive Officer, the President, the Chief Financial Officer, the Director of Retail Operations and the Portfolio Manager of the Company, in accordance with policies approved by the Board of Directors of the Company. The Asset/Liability Management Committee meets monthly or as needed to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to hedging transactions, purchase and sale activity, and maturities and prepayments of loans, investments and borrowings. The Asset/Liability Management Committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports to the Board of Directors.

One of the primary goals of the Company's Asset/Liability Management Committee is to effectively increase the duration of the Company's liabilities and/or effectively contract the duration of the Company's assets so that the respective durations are matched as closely as possible. This duration adjustment can be accomplished either internally by restructuring the Company's statement of financial condition, or externally by adjusting the duration of the Company's assets and/or liabilities through the use of hedging contracts, such as interest rate swaps, caps and floors. The Company's current strategy is to hedge internally through the use of core transaction deposit accounts which are not as rate sensitive as other deposit instruments and FHLB advances, together with an emphasis on investing in shorter-term or adjustable rate assets which are more responsive to changes in interest rates, such as U.S. Government agency mortgage-backed securities with variable maturities, short-term U.S. Government agency securities and commercial and consumer loans. The foregoing strategies are more fully described below.

A commonly used method for evaluating interest rate risk includes an analysis of the interest rate sensitivity "gap", which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. Normally, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Due to differences between institutions' statements of financial condition, these variances may affect institutions differently. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2002, based on the information and assumptions set forth in the notes below (dollars in thousands):

	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
Interest-earning assets (1):						
Loans receivable (2)	$ 894,662	$ 299,330	$ 403,886	$ 323,361	$ 181,634	$ 2,102,873
Securities:						
Available for sale (3)	31,986	31,160	35,236	53,752	9,247	161,381
Held to maturity	75,636	144,298	86,019	43,618	15,261	364,832
Other interest-earning assets (4)	96,553	-	-	-	-	96,553
Total	$ 1,098,837	$ 474,788	$ 525,141	$ 420,731	$ 206,142	$ 2,725,639
Interest-bearing liabilities:						
Deposits (5):						
Money market and NOW accounts	$ 246,171	$ 30,129	$ 63,546	$ 47,462	$ 181,697	$ 569,005
Passbook accounts	3,411	10,232	20,925	14,610	33,805	82,983
Certificates of deposit	277,011	432,292	194,213	83,164	3,300	989,980
FHLB advances	84,171	-	-	100,000	500,022	684,193
Securities sold under agreements to repurchase	59,696	-	-	-	-	59,696
Senior Notes	-	-	21,295	-	-	21,295
Mandatorily redeemable trust preferred securities (6)	20,000	-	-	-	40,250	60,250
Total	$ 690,460	$ 472,653	$ 299,979	$ 245,236	$ 759,074	$ 2,467,402
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 408,377	$ 2,135	$ 225,162	$ 175,495	$ (552,932)	$ 258,237
Cumulative excess of interest-earning assets over interest-bearing liabilities	$ 408,377	$ 410,512	$ 635,674	$ 811,169	$ 258,237	$ 258,237
Cumulative excess of interest-earning assets over interest-bearing liabilities as a percent of total assets	14.38%	14.46%	22.38%	28.56%	9.09%	9.09%

(1) Adjustable-rate loans and securities are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they mature and fixed-rate loans and securities are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on, among other things, historical performance.
(2) Balances have been reduced for nonaccrual loans.
(3) Does not include unrealized gain on securities classified as available for sale.
(4) Comprised of cash and due from banks, deposits with other banks, FHLB stock and Federal Reserve Bank stock.
(5) Adjusted to take into account assumed annual decay rates, which were applied against money market, NOW and passbook accounts.
(6) Additionally, adjustable rate trust preferred securities are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they mature, while fixed rate trust preferred securities are included in the period in which they are scheduled to mature.

Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the Asset/Liability Management Committee also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and economic value of equity ("EVE"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and EVE that is authorized by the Board of Directors of the Company.

The following tables set forth for the indicated dates the estimated dollar and percentage change in the Company's net interest income over a four-quarter period and EVE based on the indicated changes in interest rates assuming an instantaneous uniform change in interest rates at all maturities.

	December 31, 2002 Net Interest Income (next four quarters)		December 31, 2001 Net Interest Income (next four quarters)	
Change (in Basis Points) in Interest Rates (1)	Estimated Change from Base (000's)	% Change from Base	Estimated Change from Base (000's)	% Change from Base
+200	8,315	10	5,853	7
+100	4,485	5	6,201	7
0	85,501 (1)	-	89,608 (1)	-
-100	(3,819)	(4)	(1,915)	(2)
-200	(13,004)	(15)	(6,343)	(7)

	December 31, 2002 EVE		December 31, 2001 EVE	
Change (in Basis Points) in Interest Rates (1)	Estimated Change from Base (000's)	% Change from Base	Estimated Change from Base (000's)	% Change from Base
+200	17,745	8	(38,731)	(17)
+100	18,403	8	(15,096)	(7)
0	218,480	-	228,509	-
-100	(44,486)	(20)	(9,447)	(4)
-200	(101,178)	(46)	(55,229)	(24)

(1) The base net interest income is an estimate made by utilizing yields and rates on assets and liabilities in the existing statement of financial condition as of the dates shown adjusted for assumptions based on, among other things, future loan and deposit changes and estimated loan prepayment speeds.

The decrease in net interest income ("NII") for the next four quarters when projected as of December 31, 2001 as compared to the projections as of December 31, 2002 in the base case is mainly due to a drop in overall market interest rates that decreases net interest margin and to a decrease in forecasted interest earning assets. The increased sensitivity in the NII as projected in the down shocks is largely due to the drop in market rates to levels that prevent certain deposit and borrowing rates to decline the full basis points assumed in the shock thereby squeezing net interest income.

The decrease in EVE from December 31, 2001 to December 31, 2002 in the base case is primarily due to an increase in the market value of the convertible fixed rate FHLB advances caused by the drop in market rates and the repurchase of Local Financial stock. The increased sensitivity in the EVE shocks is principally caused by three factors: (i) the increased duration of deposits at December 31, 2002 due to the low rate environment, (ii) the duration extension of the convertible fixed rate FHLB advances that occurs as market rates drop and (iii) the decline in duration of mortgage-backed securities due to increased prepayments caused by lower residential market rates.

The model reflects only the effects of assumptions made by management while running the different interest rate shocks. The only variables between the different rate shocks are the interest rates, prepayment speeds and the rate of replacement for prepaying securities. The prepayment assumptions used in the model are based on historical and market estimates.

Standard present value calculation methodology is used to discount the estimated future cash flows of assets and liabilities at appropriate discount rates.

Management of the Company believes that the assumptions used by it to evaluate the vulnerability of the Company's operations to changes in interest rates are reasonable; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on the Company's net interest income and EVE could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

The preceding discussion about the Company's risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Consolidated Financial Statements at F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and/or disagreements with accountants on accounting and financial disclosure during the years ended December 31, 2002 and 2001.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to the Exchange Act Rule 13a-14. Based upon that evaluation, the Company's Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect these controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements.* The following financial statements for the Years Ended December 31, 2002, 2001 and 2000 are filed as part of this report:

Independent Auditors' Report

Consolidated Statements of Financial Condition as of December 31, 2002 and 2001.

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

No financial statement schedules are included because they are not required, not applicable, or the required information is contained elsewhere.

(a)(3) *Management Contracts or Compensatory Plan Arrangements*

See exhibits marked with an asterisk in Item 15(c) below.

(b) *Reports on Form 8-K*

On November 14, 2002, the Company issued the Regulation FD Disclosure Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

On October 24, 2002, the Company issued a press release announcing the issuance of an additional stock repurchase program.

(c) *List of Exhibits.*

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Local Financial Corporation ("Local Financial")[(1)]
3.2	Certificate of Amendment of Local Financial[(1)]
3.3	Bylaws of Local Financial[(1)]
4.1	Form of Common Stock certificate of Local Financial[(1)]
4.2	Indenture between Local Financial and The Bank of New York ("BONY"), as Trustee, dated September 8, 1997[(1)]
4.3	Form of Senior Note (included in Exhibit 4.2)[(1)]
4.4	Indenture between Local Financial and BONY, as Trustee, dated September 20, 2001[(4)]
4.5	Form of Debenture (included in Exhibit 4.6)
4.6	Junior Subordinated Indenture between Local Financial and BONY dated July 30, 2002
4.7	Form of Floating Rate Junior Subordinate Note due 2032 (included in Exhibit 4.6)
4.8	Indenture of Local Financial with Wilmington Trust Company, as Trustee, dated October 29, 2002
4.9	Form of Floating Rate Junior Subordinate Debt Security due 2032 (included in Exhibit 4.8)
10.1	Local Financial Stock Option Plan[(1)]*
10.2	Local Financial Stock Option Agreement between Local Financial and Edward A. Townsend, dated September 8, 1997[(1)]*
10.3	Local Financial Corporation 1998 Stock Option Plan, as amended July 26, 2000[(3)]*
10.4	Form of Severance Agreement, dated January 1, 1999[(2)]*
10.5	Amended and Restated Employment Agreement between Local Financial and Edward A. Townsend, effective October 1, 2000[(3)]*
10.6	Amended and Restated Employment Agreement between Local Financial and Jan A. Norton, effective October 1, 2000[(3)]*
10.7	1998 Non-qualified Stock Option Agreement between Local Financial and Edward A. Townsend dated September 23, 1998[(2)]*
10.8	1998 Non-qualified Stock Option Agreement between Local Financial and Jan A. Norton dated September 23, 1998[(2)]*

10.9	Change of Control, Non-Competition/Non-Solicitation Agreement between Local Financial and Local Oklahoma Bank, N.A., and Edward A. Townsend dated January 30, 2001[(3)]*
10.10	Change of Control, Non-Competition/Non-Solicitation Agreement between Local Financial and Local Oklahoma Bank, N.A., and Jan A. Norton dated January 30, 2001[(3)]*
10.11	Amended and Restated Declaration between Local Financial, BONY and BONY (Delaware), as Trustees, and the Administrative Trustees of the Local Financial Capital Trust I, dated September 20, 2001[(4)]
10.12	Preferred Securities Guarantee Agreement between Local Financial and BONY, as Guarantee Trustee, dated as of September 20, 2001, regarding trust preferred securities[(4)]
10.13	Amended and Restated Trust Agreement of Local Financial Capital Trust II by and among Local Financial, BONY and BONY (Delaware), as Trustees, and the Administrative Trustees named therein, dated July 30, 2002
10.14	Guarantee Agreement between Local Financial and BONY, as Guarantee Trustee, dated July 30, 2002, regarding Local Financial Capital Trust II capital securities
10.15	Amended and Restated Declaration of Trust of Local Financial Capital Trust III by and among Local Financial, Wilmington Trust Company as Delaware and Institutional Trustee, and the Administrators named therein, dated as of October 29, 2002
10.16	Guarantee Agreement dated as of October 29, 2002, executed by Local Financial and Wilmington Trust Company, as Guarantee Trustee, regarding Local Financial Capital Trust III capital securities
21.0	See Company's business description herein
23.0	Consent of KPMG LLP

---

(1) These exhibits were filed with the Company's Registration Statement Form S-1, Registration No. 333-43727 dated January 5, 1998, and are incorporated by reference herein.

(2) These exhibits were filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and are incorporated by reference herein.

(3) These exhibits were filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and are incorporated by reference herein.

(4) These exhibits were filed with the Company's Registration Statement on Form S-3, Registration No. 333-68372, dated August 24, 2001, and are incorporated by reference herein.

*Exhibits identified with an asterisk are management contracts or are compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAL FINANCIAL CORPORATION

Date March 19, 2003 By: /s/Edward A. Townsend
Chairman and Chief Executive Officer

Date March 19, 2003 By: /s/Richard L. Park
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date March 19, 2003 By: /s/Robert A. Kotecki*
Robert A. Kotecki, Director

Date March 19, 2003 By: /s/Joseph A. Leone*
Joseph A. Leone, Director

Date March 19, 2003 By: /s/George Nigh*
George Nigh, Director

Date March 19, 2003 By: /s/Jan A. Norton
Jan A. Norton, Director

Date March 19, 2003 By: /s/Edward A. Townsend
Edward A. Townsend, Director

Date March 19, 2003 By: /s/William D. Breedlove*
William D. Breedlove, Director

Date March 19, 2003 By: /s/J. David Rosenberg*
J. David Rosenberg, Director

Date March 19, 2003 By: /s/Andrew M. Coats*
Andrew M. Coats, Director

---

* By: /s/Richard L. Park
Richard L. Park, Attorney in fact

CERTIFICATION

I, Edward A. Townsend, certify that:

1. I have reviewed this annual report on Form 10-K of Local Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or other persons performing the equivalent functions):

   (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in the registrant's internal controls; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 19th day of March 2003.

/s/Edward A. Townsend

Edward A. Townsend

Chief Executive Officer

CERTIFICATION

I, Richard L. Park, certify that:

1. I have reviewed this annual report on Form 10-K of Local Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or other persons performing the equivalent functions):

    (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in the registrant's internal controls; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 19th day of March 2003.

/s/Richard L. Park

Richard L. Park
Chief Financial Officer

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Stockholders
Local Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Local Financial Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Local Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(r) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002 and early adopted SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*, effective December 31, 2002.

KPMG LLP

Oklahoma City, Oklahoma
January 31, 2003

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2002 and 2001
(dollars in thousands, except share data)

Assets	2002	2001
Cash and due from banks	$ 51,166	$ 50,791
Interest bearing deposits with other banks	7,200	9,700
Securities:		
Available for sale	163,473	193,736
Held to maturity	364,832	430,956
Total securities	528,305	624,692
Loans receivable, net of allowance for loan losses of $29,532 at December 31, 2002 and $27,621 at December 31, 2001	2,084,144	1,972,145
Federal Home Loan Bank of Topeka and Federal Reserve Bank stock, at cost	38,187	42,213
Premises and equipment, net	42,415	38,751
Assets acquired through foreclosure and repossession, net	1,693	1,910
Intangible assets, net	19,695	15,548
Current and deferred taxes, net	9,428	7,408
Other assets	57,625	56,893
Total assets	$ 2,839,858	$ 2,820,051
Liabilities and Stockholders' Equity		
Deposits:		
Demand	$ 756,476	$ 636,315
Savings	82,983	70,932
Time	989,980	1,102,115
Total deposits	1,829,439	1,809,362
Advances from the Federal Home Loan Bank of Topeka	684,193	728,205
Securities sold under agreements to repurchase	59,696	38,694
Senior Notes	21,295	21,545
Other liabilities	17,105	18,459
Mandatorily redeemable trust preferred securities	60,250	40,250
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 25,000,000 shares authorized; 20,863,967 shares issued and 17,785,323 shares outstanding at December 31, 2002 and 20,539,269 shares issued and 19,199,925 shares outstanding at December 31, 2001	209	205
Preferred stock, $0.01 par value, 5,000,000 shares authorized; none outstanding	-	-
Additional paid-in capital	208,599	205,773
Retained earnings	151,495	122,480
Treasury stock, 3,078,644 shares at December 31, 2002 and 1,339,344 shares at December 31, 2001, at cost	(193,783)	(169,031)
Accumulated other comprehensive income, net of tax	1,360	4,109
Total stockholders' equity	167,880	163,536
Total liabilities and stockholders' equity	$ 2,839,858	$ 2,820,051

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands, except share data)

	Years ended December 31,		
	2002	2001	2000
Interest income:			
Loans	$ 137,875	$ 151,950	$ 157,648
Securities available for sale	9,992	36,952	29,811
Securities held to maturity	25,208	-	-
Federal Home Loan Bank of Topeka and Federal Reserve Bank stock	1,767	1,989	1,523
Other investments	651	2,247	1,220
Total interest income	175,493	193,138	190,202
Interest expense:			
Deposit accounts	50,156	75,626	88,417
Advances from the Federal Home Loan Bank of Topeka	25,613	22,045	16,329
Securities sold under agreements to repurchase	532	1,640	1,073
Senior Notes	2,541	4,298	6,033
Trust preferred securities	4,020	1,035	-
Total interest expense	82,862	104,644	111,852
Net interest income	92,631	88,494	78,350
Provision for loan losses	(6,600)	(5,400)	(2,700)
Net interest income after provision for loan losses	86,031	83,094	75,650
Noninterest income:			
Deposit related income	19,110	15,015	13,304
Loan fees and loan service charges	2,031	2,083	1,811
Net gains on sale of assets	823	628	646
Other	6,525	5,997	5,012
Total noninterest income	28,489	23,723	20,773
Noninterest expense:			
Compensation and employee benefits	42,957	36,703	34,264
Equipment and data processing	6,201	6,561	6,452
Occupancy	4,703	3,978	3,645
Advertising	685	539	633
Professional fees	1,200	1,486	1,061
Other	14,785	17,584	12,721
Total noninterest expense	70,531	66,851	58,776
Income before provision for income taxes	43,989	39,966	37,647
Provision for income taxes	14,974	13,489	13,833
Net income	$ 29,015	$ 26,477	$ 23,814
Earnings per share:			
Net income:			
Basic	$ 1.53	$ 1.30	$ 1.16
Diluted	$ 1.48	$ 1.26	$ 1.16

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 1999	$ 205	$ 206,758	$ 72,189	$ (151,274)	$ 416	$ 128,294
Comprehensive income:						
Net income	-	-	23,814	-	-	23,814
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	4,163	4,163
Comprehensive income						27,977
Balance, December 31, 2000	205	206,758	96,003	(151,274)	4,579	156,271
Comprehensive income:						
Net income	-	-	26,477	-	-	26,477
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	(470)	(470)
Comprehensive income						26,007
Purchase of treasury stock	-	-	-	(17,757)	-	(17,757)
Issuance of common stock – warrants exercised	-	19	-	-	-	19
Purchase of stock warrants	-	(1,004)	-	-	-	(1,004)
Balance, December 31, 2001	205	205,773	122,480	(169,031)	4,109	163,536
Comprehensive income:						
Net income	-	-	29,015	-	-	29,015
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	(2,749)	(2,749)
Comprehensive income						26,266
Purchase of treasury stock	-	-	-	(24,752)	-	(24,752)
Issuance of common stock – warrants exercised	2	1,281	-	-	-	1,283
Issuance of common stock – options exercised	2	1,962	-	-	-	1,964
Purchase of stock warrants	-	(721)	-	-	-	(721)
Tax benefits from employee stock options	-	304	-	-	-	304
Balance, December 31, 2002	$ 209	$ 208,599	$ 151,495	$ (193,783)	$ 1,360	$ 167,880

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	Years ended December 31,		
	2002	2001	2000
Cash provided (absorbed) by operating activities:			
Net income	$ 29,015	$ 26,477	$ 23,814
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for loan losses	6,600	5,400	2,700
Deferred income tax expense (benefit)	(2,498)	1,829	5,579
Accretion of discounts and amortization of deferred fees on loans acquired and securities, net	(2,208)	(4,619)	(3,882)
Depreciation and amortization	4,391	5,315	4,972
Net change in loans held for sale	(2,313)	(341)	879
Net gains on sale of assets	(823)	(628)	(646)
Change in other assets	2,276	1,138	(959)
Change in other liabilities	(2,451)	(1,086)	(8,772)
Net cash provided by operating activities	31,989	33,485	23,685
Cash provided (absorbed) by investing activities:			
Proceeds from sales of securities available for sale	54,239	19,813	283,910
Proceeds from principal collections on securities	339,809	264,017	58,570
Purchase of securities	(299,690)	(551,999)	(73,178)
Purchases of Federal Home Loan Bank and Federal Reserve Bank stock	(3,988)	(22,796)	(6,632)
Proceeds from the sale of Federal Home Loan Bank stock	8,279	-	12,035
Purchase of bank owned life insurance	-	(10,000)	(25,000)
Change in loans receivable, net	(91,158)	(129,219)	(252,767)
Proceeds from disposal of assets acquired through foreclosure and repossession	2,448	1,910	1,647
Purchases of premises and equipment	(6,417)	(4,869)	(9,762)
Proceeds from sales of premises and equipment	63	8	71
Cash paid in acquisition of Citizens Financial Corporation, net of cash and cash equivalents received	1,257	-	-
Net cash provided (absorbed) by investing activities	4,842	(433,135)	(11,106)

(Continued)

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	Years ended December 31,		
	2002	2001	2000
Cash provided (absorbed) by financing activities:			
Change in transaction accounts	$ 106,826	$ 37,588	$ 137,289
Change in time deposits	(119,876)	(160,019)	(53,836)
Change in securities sold under agreements to repurchase	21,002	480	38,214
Proceeds from advances from the Federal Home Loan Bank	1,169,260	2,637,818	5,980,763
Repayments of advances from the Federal Home Loan Bank	(1,213,272)	(2,099,641)	(6,092,770)
Proceeds from the issuance of common stock	3,247	19	-
Proceeds from the issuance of trust preferred securities	20,000	40,250	-
Payments of trust preferred securities issuance costs	(420)	(1,949)	-
Purchase of Senior Notes	(250)	(19,615)	(34,090)
Purchase of treasury stock	(24,752)	(17,757)	-
Purchase of stock warrants	(721)	(1,004)	-
Net cash provided (absorbed) by financing activities	(38,956)	416,170	(24,430)
Net change in cash and cash equivalents	(2,125)	16,520	(11,851)
Cash and cash equivalents at beginning of year	60,491	43,971	55,822
Cash and cash equivalents at end of year	$ 58,366	$ 60,491	$ 43,971
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 81,665	$ 104,300	$ 113,209
Income taxes	$ 12,500	$ 13,083	$ 9,088
Supplemental schedule of noncash investing and financing activities:			
Transfer of loans to assets acquired through foreclosure and repossession	$ 1,702	$ 2,996	$ 1,805
Transfer of loans securitized to investments available for sale and servicing rights	$ -	$ -	$ 87,587
Transfer of investments from available for sale to held to maturity	$ -	$ 430,956	$ -

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Local Financial Corporation (Local Financial) is a bank holding company, which owns 100% of the outstanding common stock of Local Oklahoma Bank, N.A. (Local or the Bank). In September 2001, Local Financial formed Local Financial Capital Trust I (the Trust) as a wholly-owned subsidiary. The Trust was formed to facilitate the issuance of 1,610,000 shares of 9.00% cumulative trust preferred securities at $25 per share. In July and October 2002, Local Financial formed Local Financial Capital Trusts II and III (the Trusts), respectively, to facilitate each trust issuing 10,000 shares of adjustable rate cumulative trust preferred securities at $1,000 per share. The accounting and reporting practices of Local Financial and its subsidiaries reflect industry practices and are in accordance with accounting principles generally accepted in the United States of America. The more significant policies are described below.

In November 2002, Local purchased 100% of the capital stock of Citizens Financial Corporation (Citizens) that owned U.S. National Bank, N.A. Citizens was subsequently dissolved and U.S. National Bank, N.A. was merged into the Bank. The accompanying consolidated financial statements for the year ended December 31, 2002, reflect the results only from its acquisition date of November 2002.

(a) *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of Local Financial and its wholly owned subsidiaries, which are the three trusts and Local, as well as Local's only active subsidiary, Local Securities Corporation (Local Securities). Local is an insured depository institution, which obtains deposit funds primarily through retail branches throughout the State of Oklahoma and lends those funds throughout the United States. Local Securities is a registered broker-dealer under the Securities Exchange Act of 1934 and provides retail investment products to customers of Local. Local Financial and its subsidiaries, the three trusts and Local, are collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

In preparing the consolidated financial statements, management is required to make estimates and assumptions. Those estimates and assumptions relate principally to the determination of the allowance for loan losses, the valuation of assets acquired through foreclosure and repossession and the fair value of financial instruments. Actual results could differ from those estimates. The accounting policies for these items and other significant accounting policies are presented below.

(b) *Statements of Cash Flows*

For the purpose of the consolidated statements of cash flows, the Company defines cash and cash equivalents as cash and due from banks and interest bearing deposits with other banks.

(Continued)

(c) ***Securities***

The Company's investment portfolio consists primarily of mortgage-backed securities. Mortgage-backed securities are made up of mortgage-backed pass-through certificates and mortgage-derivative securities such as collateralized mortgage obligations and real estate mortgage investment conduits. Local does not own any principal only, interest only or residual tranches mortgage-backed securities. The Company classifies its securities as held to maturity, available for sale or held for trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. Securities are classified as available for sale when such securities may be sold at a future date or if there are foreseeable circumstances under which the Company would sell such securities prior to maturity. At December 31, 2002 and 2001, the Company had classified all its investment securities as either held to maturity or available for sale. No investment securities within the portfolio were held for trading purposes at December 31, 2002 and 2001.

Securities classified as available for sale are recorded at their estimated market value. Changes in the estimated market value of securities available for sale are included in stockholders' equity, net of deferred taxes, as accumulated other comprehensive income. Unrealized losses on available for sale securities, which are judged to be other than temporary, are charged to earnings in the consolidated statements of operations. Securities held to maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Gains and losses on available for sale securities are computed on a specific identification basis. Premiums and discounts are amortized or accreted in the consolidated statements of operations to approximate a level yield over the life of the related security.

Investments in Federal Reserve Bank (FRB) and Federal Home Loan Bank of Topeka (FHLB) stock are required investments and are carried at cost.

(d) ***Loans Receivable***

Loans receivable are recorded at the contractual amounts owed by borrowers, less deferred fees and costs, unearned interest, the allowance for loan losses, nondisbursed funds, and discounts on loans acquired or originated. Interest on loans is credited to income as earned, to the extent deemed collectible. Discounts on loans and unearned interest on consumer loans are accreted into interest income to approximate a level yield over the contractual lives of the loans, adjusted for actual prepayments.

Loans are generally placed on nonaccrual status when they become 90 days past due. Previously accrued but uncollected interest on loans placed on nonaccrual status is reversed unless determined to be fully collectible. Payments received on nonaccrual loans are generally applied to principal as they are received. Upon full collection of the principal balance or determination that future collection of principal is probable, interest income is recognized as received.

(e) Provision and Allowance for Loan Losses

Each period the provision for loan losses in the consolidated statements of operations results from the combination of a) an estimate by management of loan losses that occurred during the current period and b) the ongoing adjustment of prior estimates of losses occurring in prior periods.

To serve as a basis for making this provision each quarter, the Company maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Company's customers, the payment performance of individual large loans and pools of homogeneous small loans, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. For large loans deemed to be impaired due to an expectation that all contractual payments, including interest, will probably not be received, impairment is measured by comparing the Company's recorded investment in the loan to the present value of expected cash flows discounted at the loan's effective interest rate, the fair value of the collateral or the loan's observable market price.

The provision for loan losses increases the allowance for loan losses, a valuation account which is netted against loans on the consolidated statements of financial condition. As the specific customer and amount of a loan loss is confirmed by gathering additional information, taking collateral in full or partial settlement of the loan, bankruptcy of the borrower, etc., the loan is written down, reducing the allowance for loan losses. If, subsequent to a writedown, the Company is able to collect additional amounts from the customer or obtain control of collateral worth more than previously estimated, a recovery is recorded, thus increasing the allowance for loan losses.

(f) Loan Origination Fees, Loan Commitment Fees and Related Costs

The Company defers loan origination fees, loan commitment fees and the incremental direct costs (principally compensation and benefits relating to successful underwriting efforts) relative to loans originated. These deferred fees and costs are amortized into interest income to approximate a level yield over the life of the related loans, adjusted for actual prepayments.

Other loan fees such as loan servicing fees and late payment fees are included as a component of noninterest income in the accompanying consolidated statements of operations.

(g) Loans Held for Sale and Gains and Losses from the Sale of Loans

Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. There were no loans other than student loans held for sale at December 31, 2002 and 2001.

(Continued)

Gains and losses resulting from the sale of loans are determined by the specific identification method and reflect the extent that sales proceeds exceed or are less than the carrying value of the loans sold. In some cases, the Company sells loans and continues to service such loans for the investor. In these cases, the Company recognizes either a servicing asset, at its allocated previous carrying amount based on relative fair value, or a servicing liability at fair value. Any servicing assets recognized as part of the sale are amortized as a deduction from servicing income in proportion to and over the period of estimated net servicing income. To the extent sales of loans involve the sale of part of a loan or a pool of loans, the cost basis is allocated based upon the relative fair value of the portion sold and the portion retained.

Periodically, the Company may securitize residential real estate loans held for investment with the Federal National Mortgage Association (FNMA) and retain all of the interest in the FNMA security. No gain or loss is recognized as the securitization does not qualify as a sale. The Company's current carrying value is allocated between securities held to maturity and a servicing asset based on the relative fair values.

(h) ***Loan Servicing***

Loans serviced by the Company for others are primarily the result of the Company selling loans while retaining the servicing of those loans. These loans are not included with loans receivable or any other asset in the accompanying consolidated statements of financial condition. Fees earned for servicing loans owned by investors are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. Loans serviced for others totaled approximately $113,473,000 and $150,343,000 at December 31, 2002 and 2001, respectively. Net servicing fees earned totaled approximately $81,000, $550,000 and $566,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included as a component of loan fees and loan service charges in the accompanying consolidated statements of operations.

At December 31, 2002 and 2001, unamortized servicing assets were approximately $918,000 and $1,567,000, respectively, and are included in other assets. Amortization of these assets totaling approximately $649,000, $400,000 and $285,000 was charged against loan servicing income for the years ended December 31, 2002, 2001 and 2000, respectively. The Company anticipates amortization expense on the remaining servicing assets will average approximately $301,000 per year over the next three years. Impairment of servicing assets is assessed based on the fair value of those assets. Fair values are estimated using discounted cash flows based on a current market interest rate. At December 31, 2002 and 2001, the carrying value of servicing assets was not impaired.

(i) ***Bank Owned Life Insurance***

The Company has purchased life insurance on its key managers. The balance was approximately $39,604,000 and $37,254,000 at December 31, 2002 and 2001, respectively, and is included in other assets in the consolidated statements of financial condition. The

(Continued)

increase in the cash surrender value is included in other noninterest income in the consolidated statements of operations and amounted to approximately $2,350,000, $2,000,000 and $261,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(j) ***Commissions***

Commission revenues on annuities and life insurance are recorded when the policies are written and are therefore earned. Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue of $4,325,000, $3,731,000 and $4,028,000 for the years ended December 31, 2002, 2001 and 2000, respectively, was included in other noninterest income in the consolidated statements of operations.

(k) ***Premises and Equipment***

Buildings, building improvements, furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 25 to 30 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment.

Maintenance and repairs are charged to expense as incurred and building improvements are capitalized. The costs and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(l) ***Assets Acquired Through Foreclosure and Repossession***

Assets acquired through foreclosure and repossession are recorded at estimated fair value, net of estimated selling costs at the date of foreclosure or repossession. The values of assets acquired through foreclosure and repossession are monitored by the Company continually through sales and rental activities and by updated appraisals and other valuation methods when needed. The Company records the gain or loss on sale and net income and expense from assets acquired through foreclosure and repossessions in other noninterest expense.

(m) ***Deferred Issuance Costs***

The Company capitalizes all costs related to the issuance of Senior Notes and trust preferred securities. The unamortized issuance costs on the Senior Notes at December 31, 2002 and 2001 of approximately $289,000 and $468,000, respectively, and the trust preferred securities at December 31, 2002 and 2001 of approximately $2,281,000 and $1,931,000, respectively, are included in other assets in the consolidated statements of financial condition. Deferred issuance costs are amortized over the life of

(Continued)

the Senior Notes and trust preferred securities as a yield adjustment to interest expense on Senior Notes and trust preferred securities in the consolidated statements of operations.

(n) ***Intangible Assets***

Intangible assets consist of goodwill and core deposit intangible assets. Goodwill was approximately $18,640,000 and $15,548,000 at December 31, 2002 and 2001, respectively. Goodwill represents the excess cost over fair value of net assets acquired and for periods prior to December 31, 2001 was being amortized on a straight-line basis over a 15-year period. For periods through December 31, 2001, the Company evaluated the recoverability of goodwill by assessing whether the amortization of the asset balances over their remaining lives could be recovered through projected cash flows. The amount of impairment, if any, was measured based on projected discounted cash flows. No impairment was recognized at December 31, 2001.

For periods beginning on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. As a result, for periods beginning after December 31, 2001, goodwill and intangible assets with indefinite useful lives no longer will be amortized, but instead will be tested for impairment at least annually. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company will then determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair valued to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, *Business Combinations*, to its carrying amount. If the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The results of this analysis (determined using the market value of price to earnings and price to book value of recent sales of financial institutions) did not require the Company to recognize an impairment loss.

In connection with the acquisition of Citizens (see Note 2), the Company recorded a core deposit intangible asset which was approximately $1,055,000 at December 31, 2002. The Company evaluates the recoverability of core deposit intangible assets by assessing whether the amortization of the asset balances over their remaining lives can be recovered through undiscounted cash flows. The amount of impairment, if any, is measured as the difference between the carrying amount and fair value of the asset. The core deposit intangible asset was determined to have a useful life of approximately 12 years and will be amortized based upon the estimated percentage decline of the future income generated by the acquired deposits. Core deposit intangible asset amortization expense for the year ended December 31, 2002 was approximately $15,000. The

(Continued)

Company expects amortization expense to range from approximately $278,000 to $86,000 over the next five years.

(o) *Income Taxes*

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(p) ***Earnings Per Share***

Basic net income per share is based upon the weighted average number of shares outstanding during the period. Stock options and warrants to purchase common stock are considered in diluted income per share calculations, if dilutive, and are computed using the treasury stock method.

The following table reconciles the net income and weighted average shares outstanding used in the calculation of basic and diluted net income per share for the years ended December 31, 2002 and 2001.

	2002		
	Net Income	**Weighted Average Shares Outstanding**	**Per Share Amount**
Basic net income per share	$29,015,000	18,912,354	$ 1.53
Effect of dilutive securities:			
Options	-	704,309	
Diluted net income per share	$29,015,000	19,616,663	$ 1.48

	2001		
	Net Income	**Weighted Average Shares Outstanding**	**Per Share Amount**
Basic net income per share	$26,477,000	20,368,028	$ 1.30
Effect of dilutive securities:			
Warrants	-	64,841	
Options	-	533,662	
Diluted net income per share	$26,477,000	20,966,531	$ 1.26

(Continued)

For the year ended December 31, 2000, the weighted average number of shares is 20,537,209. Stock options and warrants to purchase common stock discussed in Note 1(s) were outstanding during the year ended December 31, 2000, but were not included in the computation of diluted income per share because the average share price was below the exercise price during the year ended December 31, 2000.

(q) *Segments*

The Company operates as one segment. The operating information used by the Company's chief operating decision-maker for purposes of assessing performance and making operating decisions about the Company is the consolidated financial statements presented herein. The Company has one active operating subsidiary, namely, Local Oklahoma Bank, National Association, a national banking association. The Bank, in turn, has one active operating subsidiary, Local Securities Corporation, which is a registered broker-dealer under the Securities Exchange Act of 1934 and provides retail investment products to customers of the Bank. While Local Securities qualifies as a separate operating segment, it is not considered material to the consolidated financial statements for the purposes of making operating decisions and does not meet the 10% threshold for disclosure under SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information.*

In September 2001, the Company formed Local Financial Capital Trust I. Then, in July 2002 and October 2002, the Company formed Local Financial Capital Trust II and Local Financial Capital Trust III, respectively. All are wholly-owned finance subsidiaries. They do not qualify as operating segments under SFAS No. 131 and have no independent operations and no other function other than the issuance of their securities and the related purchase of the junior subordinated debentures from Local Financial and to distribute payments referred thereon to the holders of their securities.

(r) *New Accounting Pronouncements*

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002 and no longer amortizes goodwill. As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $15,548,000, which was subject to the transition provisions of Statement No. 142. The Company determined there was no transitional impairment loss at January 1, 2002. There was no amortization expense for the year ended December 31, 2002, whereas this expense amounted to $1,340,000 and $1,339,000 for the years ended December 31, 2001 and 2000, respectively. The Company's net income for the years ended December 31, 2001 and 2000, excluding the effects of goodwill amortization, would have been $27,817,000 and $25,153,000, respectively, compared to $29,015,000 for the year ended December 31, 2002. Excluding the effects of goodwill amortization, the earnings per share for the years ended December 31, 2001 and 2000 would have been $1.37 basic and $1.32 diluted and $1.22 basic and $1.22 diluted, respectively, as compared to $1.53 basic and $1.48 diluted for the year ended December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement as of January 1, 2002 had no effect on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. As it relates to the Company, the statement eliminates the extraordinary loss classification on early debt extinguishments. The Company has elected to early adopt this statement as of December 31, 2002. The $2,508,000 and $1,420,000 loss associated with the early extinguishment of debt in 2001 and 2000, respectively, has been reclassified from extraordinary loss to other noninterest expense in the consolidated statements of operations. The result of the adoption of this statement did not modify or adjust net income for any period and does not impact the Company's compliance with its various debt covenants.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which nullifies EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* This statement requires that a liability be recognized for costs associated with an exit or disposal activity only when the liability is incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement requires affected institutions to reclassify their goodwill governed by SFAS Statement No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, as SFAS No. 142 goodwill as of the date that SFAS No. 142 is adopted. As of December 31, 2002, the Company had no goodwill governed by SFAS No. 72. This statement also requires that long-term customer relationship intangible assets be reviewed for impairment in accordance with SFAS No. 144. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This statement amends SFAS Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of this statement as of December 31, 2002 had no effect on the Company's consolidated financial position or results of operations.

(s) ***Stock Compensation***

In September 1997, the Board of Directors adopted a stock option plan. The stock option plan has 2,100,370 shares of common stock authorized and provides for the granting of stock options intended to comply with the applicable requirements of the Internal Revenue Code.

Stock option activity during the years indicated was as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 1999	1,672,005	$ 10.00
Granted	429,000	10.00
Forfeited	(16,000)	10.00
Balance at December 31, 2000	2,085,005	10.00
Granted	15,000	10.00
Balance at December 31, 2001	2,100,005	10.00
Granted	35,000	14.42
Exercised/Repurchased	(211,365)	10.00
Forfeited	(22,000)	10.00
Balance at December 31, 2002	1,901,640	$ 10.08

Awards under the Company's stock option plan vest over periods ranging from three to five years. The stock options expire ten years from the effective dates of the respective option agreements. At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $10.00 to $17.37 and 6.34 years, respectively. At December 31, 2002, 1,532,578 options were exercisable compared to 1,562,275 at December 31, 2001 and 1,328,674 at December 31, 2000 with a weighted-average exercise price of $10.00 each.

The per share weighted-average fair value of stock options granted for the years ended December 31, 2002, 2001 and 2000 was $4.69, $5.67 and $2.28, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 2.73%, 4.30% and 4.97%, respectively, volatility

(Continued)

rate of 31.52%, 37.06% and 9.13%, respectively, expected life of 5 years for each period, and no expected dividend yield.

The Company applies the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Accordingly, no compensation cost has been recognized for its stock option rights. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, *Accounting for Stock Based Compensation*, the Company's net income for the years ended December 31, 2002, 2001 and 2000 would have been decreased to the pro forma amounts below.

	Years ended December 31,		
	2002	2001	2000
	(dollars in thousands, except share data)		
Net income as reported	$ 29,015	$ 26,477	$ 23,814
Deduct: Total stock-based employee compensation expense determined under fair value based method for awards, net of related tax effects	(446)	(472)	(880)
Pro forma net income	$ 28,569	$ 26,005	$ 22,934
Earnings per share:			
Basic – as reported	$ 1.53	$ 1.30	$ 1.16
Basic – pro forma	$ 1.51	$ 1.28	$ 1.12
Diluted – as reported	$ 1.48	$ 1.26	$ 1.16
Diluted – pro forma	$ 1.46	$ 1.24	$ 1.12

Additionally, two employees are entitled to a cash offset bonus for their stock options. Bonus compensation of $5,121,000 was recorded in compensation and employee benefits in the consolidated statements of operations for the year ended December 31, 2002.

(t) ***Reclassifications***

Certain reclassifications were made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

(2) Acquisition

On November 5, 2002, Local acquired 100% of the outstanding common shares of Citizens and its subsidiary, U.S. National Bank, N.A for cash. Citizens was subsequently dissolved and U.S. National Bank, N.A. was merged into the Bank. The results of operations of Citizens are included in the consolidated financial statements since that date. The fair value of assets and liabilities acquired at the date of acquisition primarily related to approximately $25,420,000 loans receivable, $33,127,000 deposits and $1,097,000 in other liabilities.

Intangible assets acquired of approximately $4,162,000 were allocated between goodwill of $3,092,000 and core deposit intangible asset of $1,070,000 in accordance with the provisions of SFAS 142. The core deposit intangible asset was determined to have a useful life of approximately 12 years and will be amortized based upon the estimated percentage decline of the future income generated by the acquired deposits.

(3) Securities

Actual maturities of collateralized mortgage obligations and mortgage pass-through securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. U.S. Government and municipal securities generally mature within five years.

(a) Securities Available for Sale

A comparative summary of securities available for sale is as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2002:				
Collateralized mortgage obligations	$ 161,381	$ 2,092	$ -	$ 163,473
December 31, 2001:				
Collateralized mortgage obligations	$ 187,415	$ 6,321	$ -	$ 193,736

The weighted average coupon rate was 5.34% and 6.66% at December 31, 2002 and 2001, respectively.

No available for sale securities were pledged at December 31, 2002. At December 31, 2001, such securities with a total estimated market value of $156,473,000 were pledged to secure various deposits and borrowings. Accrued interest receivable on securities available for sale of approximately $718,000 and $1,048,000 were included in other assets at December 31, 2002 and 2001, respectively.

Proceeds from sales of securities available for sale for the years ended December 31, 2002, 2001 and 2000 were approximately $54,239,000, $19,813,000 and $283,910,000, respectively. Gross gains of approximately $867,000, $151,000 and $3,852,000 were

(Continued)

realized for the years ended December 31, 2002, 2001 and 2000, respectively. Gross losses of $3,549,000 were realized for the year ended December 31, 2000. These gains and losses are included in net gains on sale of assets in the accompanying consolidated statements of operations.

(b) *Securities Held to Maturity*

A summary of securities held to maturity is as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2002:				
Collateralized mortgage obligations	$ 288,585	$ 6,178	$ 51	$ 294,712
Mortgage pass-through securities	51,101	3,098	3	54,196
U.S. Government and agencies	25,046	634	-	25,680
Municipal securities	100	-	-	100
	$ 364,832	$ 9,910	$ 54	$ 374,688
December 31, 2001:				
Collateralized mortgage obligations	$ 355,637	$ 2,611	$ 2,479	$ 355,769
Mortgage pass-through securities	75,140	1,894	4	77,030
Municipal securities	179	-	-	179
	$ 430,956	$ 4,505	$ 2,483	$ 432,978

The weighted average coupon rate was 5.96% and 6.39% at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, securities held to maturity with a total amortized cost of $253,894,000 and $109,308,000, respectively, were pledged to secure various deposits and borrowings. Accrued interest receivable on securities held to maturity of approximately $1,882,000 and $2,292,000 was included in other assets at December 31, 2002 and 2001, respectively.

Effective December 31, 2001, the Company reclassified a portion of its investment securities portfolio from available for sale to held to maturity. The investment securities were transferred at amortized cost and the difference between amortized cost and estimated market value was considered to be immaterial to the consolidated financial statements. The amortized cost of securities at the date of transfer was approximately $430,956,000 with a weighted average rate of 6.39%.

(4) Loans Receivable

Loans receivable are summarized below at amortized cost (dollars in thousands):

	December 31, 2002	December 31, 2001
Residential real estate	$ 212,862	$ 215,408
Commercial	1,695,293	1,593,432
Held for sale	8,576	6,263
Consumer	196,945	184,663
Total loans	2,113,676	1,999,766
Less:		
Allowance for loan losses	(29,532)	(27,621)
Loans receivable, net	$2,084,144	$1,972,145

Accrued interest receivable on loans of approximately $8,629,000 and $9,061,000 was included in other assets at December 31, 2002 and 2001, respectively.

An analysis of the allowance for loan losses is as follows (dollars in thousands):

	Years ended December 31, 2002	2001	2000
Balance at beginning of year	$ 27,621	$ 28,345	$ 28,297
Allowance acquired	1,003	-	-
Loans charged off	(6,184)	(6,589)	(3,707)
Recoveries	492	465	1,055
Net loans charged off	(5,692)	(6,124)	(2,652)
Provision for loan losses	6,600	5,400	2,700
Balance at end of year	$ 29,532	$ 27,621	$ 28,345

Other than Oklahoma, the Company has granted commercial real estate loans to customers principally in California, Texas, New York, Arizona, Florida and Oregon. The remainder of the Company's portfolio is significantly concentrated in Oklahoma. Although the Company has a diversified loan portfolio, a substantial portion of the debtors' ability to honor their loan contracts is dependent upon the overall economy as well as the economy of the respective states.

(Continued)

At December 31, 2002, 2001 and 2000, the Company classified approximately $6,168,000, $2,817,000 and $3,207,000, respectively, of loans as impaired, as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. At December 31, 2002, 2001 and 2000, these loans had an impairment allowance of approximately $1,026,000, $706,000 and $904,000, respectively, which was measured using the collateral value method. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001 and 2000 was approximately $7,080,000, $3,476,000 and $1,524,000, respectively. Interest payments received on impaired loans are recorded as interest income, unless collection of the remaining recorded investment is doubtful, at which time the loan is placed on nonaccrual status and payments received are recorded as reductions of principal. The Company recognized interest income on impaired loans of approximately $291,000, $10,000 and $609,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, loans to directors, officers and employees of the Company aggregated approximately $6,951,000 and $6,557,000, respectively. In management's opinion, such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk.

(5) Premises and Equipment

Premises and equipment consisted of the following (dollars in thousands):

	December 31, 2002	December 31, 2001
Land	$ 5,852	$ 5,727
Buildings and building improvements	32,890	31,060
Furniture, fixtures and equipment	32,195	26,380
	70,937	63,167
Less accumulated depreciation and amortization	(28,522)	(24,416)
	$ 42,415	$ 38,751

Depreciation and amortization expense relating to premises and equipment for the years ended December 31, 2002, 2001 and 2000 was approximately $4,376,000, $3,975,000 and $3,633,000, respectively.

(6) Deposit Accounts

Accrued interest on deposit accounts of approximately $3,966,000 and $3,363,000 was included in other liabilities in the accompanying consolidated statements of financial condition at December 31, 2002 and 2001, respectively.

The aggregate amount of certificates of deposit with a denomination greater than $100,000 was approximately $195,000,000 and $204,000,000 at December 31, 2002 and 2001, respectively.

(Continued)

Contractual maturities of time deposits at December 31, 2002, are summarized as follows (dollars in thousands):

Years ending December 31,	Amount
2003	$ 708,403
2004	134,284
2005	60,829
2006	14,466
2007 and thereafter	71,998
	$ 989,980

(7) **Securities Sold Under Agreements to Repurchase**

Periodically, the Company provides securities sold under agreements to repurchase to customers as a part of the commercial banking operations. The securities underlying the agreements were under the Company's control at December 31, 2002 and 2001 and are summarized as follows (dollars in thousands):

	2002	2001
Average outstanding balance	$ 43,425	$ 42,987
Weighted average interest rate during the year	1.22%	3.39%
Maximum month-end balance	$ 64,701	$ 53,622
Outstanding balance at end of year	59,696	38,694
Weighted average interest rate at end of year	0.94%	1.29%
Mortgage-backed securities securing the agreements at period-end:		
Carrying value	$ 66,931	$ 53,885
Estimated market value	68,501	54,978
Accrued interest payable at the end of the year	-	-

(Continued)

(8) Advances from the Federal Home Loan Bank of Topeka

Advances from the FHLB are summarized as follows (dollars in thousands):

	December 31,			
	2002		2001	
	Balance	Weighted Average Contractual Rate	Balance	Weighted Average Contractual Rate
Fixed rate	$ 674,193	3.85%	$ 728,205	3.75%
Variable rate	10,000	1.81	-	-
	$ 684,193	3.82%	$ 728,205	3.75%

Additionally, the Company had outstanding letters of credit with the FHLB of approximately $93,855,000 and $77,045,000 at December 31, 2002 and 2001, respectively. The letters of credit have one-year terms or less and were pledged to secure certain deposits.

The FHLB requires the Company to hold eligible assets with a lending value, as defined, at least equal to FHLB advances and letters of credit issued. Eligible assets can include such items as first and second mortgage loans, multifamily mortgage loans, commercial and construction real estate loans, small business loans and investment securities, which are not already pledged or otherwise encumbered. At December 31, 2002, the Company had approximately $803,171,000 in eligible assets pledged against FHLB advances.

At December 31, 2002, the Company had additional borrowing capacity of approximately $264,497,000 under the FHLB credit policy.

Scheduled principal repayments of advances from the FHLB at December 31, 2002 were as follows (dollars in thousands):

Years ending December 31,	Amount	Weighted Average Contractual Rate
2003	$ 74,171	1.47%
2004	-	-
2005	10,000	1.81
2006	100,000	3.35
2007 and thereafter	500,022	4.30
	$ 684,193	3.82%

(9) Senior Notes

Senior Notes of $21,295,000, $21,545,000 and $41,160,000 at 11% issued to various investors were outstanding at December 31, 2002, 2001 and 2000, respectively. During 2002, 2001 and 2000, the Company purchased and retired $250,000, $19,615,000 and $34,090,000, respectively, of Senior Notes. The purchase and retirement of the Senior Notes resulted in a $7,000, $1,630,000 and $922,000 loss, net of tax benefit of $4,000, $878,000 and $498,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Senior Notes are due September 8, 2004 and pay interest semiannually. Senior Notes are general unsecured obligations of Local Financial and will rank senior to such other indebtedness as the Company may incur that is not expressly subordinated to the Senior Notes. The indenture generally restricts the incurrence of additional indebtedness by the Company, except for certain junior indebtedness.

(10) Mandatorily Redeemable Trust Preferred Securities

On September 20, 2001, and October 3, 2001, Local Financial Capital Trust I, a Delaware business trust and wholly-owned finance subsidiary of Local Financial, issued 1,400,000 and 210,000 shares, respectively, of its 9.00% trust preferred securities at $25 per share for an aggregate price of approximately $40,250,000, all of which was outstanding at December 31, 2001. The trust preferred securities will mature on September 30, 2031. The proceeds from the sale of the trust preferred securities and the issuance of $1,245,000 in common securities to Local Financial were used by the Trust to purchase approximately $41,495,000 of 9% junior subordinated debentures of Local Financial which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to Local Financial are payable quarterly beginning December 31, 2001.

On July 30 and October 22, 2002, the Company formed Local Financial Capital Trusts II and III (the Trusts), respectively, to facilitate each trust issuing 10,000 shares of adjustable rate cumulative trust preferred securities at $1,000 per share for an aggregate price of approximately $10,000,000. These securities bear interest rates of 3.625% and 3.45% over the six and three month LIBOR, respectively, and both mature in 2032. The proceeds from the sale of the trust preferred securities and the issuance of $310,000 each in common securities of each trust to Local Financial were used by the Trusts to purchase $20,620,000 of adjustable rate junior subordinated debentures of Local Financial which bears interest and have the same payment terms as the trust preferred securities. As above, the debentures will pay interest to the Trusts, which will in turn pay dividends on the trust preferred securities and the common stock.

Except under certain circumstances, the common securities issued to the Company by the three trusts possess sole voting rights with respect to matters involving those entities. Under certain circumstances, the Company may, from time to time, defer the debentures' interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company's common stock and any other future debt ranking equally with or junior to the debentures.

Subject to any applicable regulatory approvals, the trust preferred securities and the common securities issued by the three trusts to the Company are redeemable in whole or in part on or after certain dates, or at any time in whole, but not in part, from the date of issuance upon the occurrence of certain events. The trust preferred securities are included in Tier 1 capital, to the extent permitted, for regulatory capital adequacy determination purposes. The obligations of the Company with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the three trusts' obligation with respect to the trust preferred securities subject to certain limitations.

(11) Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale, net of reclassification adjustment, and is presented in the consolidated statements of stockholders' equity. Reclassification adjustment consists of realized gains and losses on securities available for sale included in the consolidated statements of operations.

The changes in the components of other comprehensive income (loss) are reported net of income taxes for the periods indicated as follows (dollars in thousands):

	Year ended December 31, 2002		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized loss on securities:			
Unrealized holding loss arising during the period	$ (3,362)	$ 1,177	$ (2,185)
Less reclassification adjustment for gains included in net income	(867)	303	(564)
Other comprehensive loss	$ (4,229)	$ 1,480	$ (2,749)

	Year ended December 31, 2001		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized loss on securities:			
Unrealized holding loss arising during the period	$ (572)	$ 200	$ (372)
Less reclassification adjustment for gains included in net income	(151)	53	(98)
Other comprehensive loss	$ (723)	$ 253	$ (470)

	Year ended December 31, 2000		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized gain on securities:			
Unrealized holding gain arising during the period	$ 6,708	$ (2,348)	$ 4,360
Less reclassification adjustment for net gains included in net income	(303)	106	(197)
Other comprehensive income	$ 6,405	$ (2,242)	$ 4,163

(Continued)

(12) Income Taxes

The provision for income taxes has been allocated as follows, including the tax effect of the changes in unrealized gains (losses) on available for sale securities (dollars in thousands):

	Years ended December 31,		
	2002	2001	2000
Income from operations	$ 14,974	$ 13,489	$ 13,833
Stockholders' equity	(1,480)	(253)	2,242
	$ 13,494	$ 13,236	$ 16,075

Components of the provision for income taxes from operations are as follows (dollars in thousands):

	Years ended December 31,		
	2002	2001	2000
Current income tax expense	$ 17,472	$ 11,660	$ 8,254
Deferred income tax (benefit) expense	(2,498)	1,829	5,579
	$ 14,974	$ 13,489	$ 13,833

The effective income tax rates differ from the statutory federal income tax rate of 35%. A reconciliation of the provision for income taxes based on the statutory rates with the effective rates is as follows (dollars in thousands):

	Years ended December 31,		
	2002	2001	2000
Income tax at statutory rate (35%)	$ 15,396	$ 13,988	$ 13,176
Effect of state income tax, net of federal	1,212	1,220	1,093
Change in valuation allowance	(1,212)	(1,220)	(1,093)
Other, net	(422)	(499)	657
Provision for income taxes	$ 14,974	$ 13,489	$ 13,833

(Continued)

Current income tax receivables of approximately $60,000 and $2,044,000 are included in the caption current and deferred taxes, net in the consolidated statements of financial condition at December 31, 2002 and 2001, respectively. Deferred income tax assets and liabilities are included in current and deferred taxes, net in the consolidated statements of financial condition and consisted of the following (dollars in thousands):

	December 31,	
	2002	2001
Deferred income tax assets:		
Realized losses on available for sale securities	$ -	$ 645
State net operating loss carryforwards	2,140	3,352
Allowance for loan losses	9,946	8,463
Accrued compensation	2,608	740
Other	1,548	1,463
	16,242	14,663
Deferred income tax liabilities:		
Stock dividends receivable (FHLB)	(596)	(756)
Depreciation and amortization	(2,231)	(2,282)
Deferred loan fees	(551)	(663)
Unrealized gains on available for sale securities	(732)	(2,212)
Other	(624)	(34)
	(4,734)	(5,947)
Net deferred tax asset	11,508	8,716
Valuation allowance on state net operating losses	2,140	3,352
Deferred tax asset, net	$ 9,368	$ 5,364

At December 31, 2002, the Company had approximately $51,000,000 of operating loss carryforwards available for state income tax purposes. The state net operating losses expire in varying amounts between 2011 and 2014.

During 1997, the Company established a valuation allowance for the portion of the available state net operating loss carryforwards for which it was determined to be more likely than not that the benefit of the deferred tax asset would not be realized. Based on the strategy of current management and taxable income for the years ended December 31, 2002, 2001 and 2000, no valuation allowance for other deferred tax assets has been established as the Company believes it is more likely than not that sufficient income for federal income tax purposes will be realized.

As a result of the Small Business Job Protection Act, the Company was required to change its method of accounting for bad debts from the reserve method to the direct charge-off method for income tax purposes during 1997. The Company is required to recapture the excess of the

(Continued)

qualifying and nonqualifying tax loan loss reserves over the base year tax loan loss reserves over a six-year period, beginning in its tax year ended June 30, 1999. At December 31, 2002, the recapture amount is estimated to be $1,654,000 and the qualifying and nonqualifying base year tax reserves totaled approximately $10,647,000 and $1,421,000, respectively.

In accordance with SFAS No. 109, *Accounting for Income Taxes*, a deferred tax liability has not been recognized for the tax bad debt reserve and supplemental reserves of the Company that arose in tax years that began prior to December 31, 1987. At December 31, 2002, the portion of the tax bad debt reserve and supplemental reserves attributable to pre-1988 tax years was approximately $15,921,000. The amount of unrecognized deferred tax liability at December 31, 2002 was approximately $5,572,000. This deferred tax liability could be recognized if certain distributions are made with respect to the stock of Local, or the bad debt reserve is used for any purpose other than absorbing bad debt losses.

(13) Commitments and Contingencies

The Company has been involved in litigation with the U.S. Government. The litigation related to an assistance agreement entered into by the Company with the FDIC in connection with an acquisition of a federal savings bank in 1988. Prior to the purchase of the Company in 1997 from its two prior owners, a reserve account in the amount of approximately $7,673,000 had been established relating to amounts that might be owed under the assistance agreement. Additionally, as part of the purchase of the Company in 1997, $10,000,000 of the purchase price was deposited by the Company into an escrow account, of which $9,943,000 remained on deposit. Any amounts the Company might ultimately owe to the FDIC had to be paid first from these two accounts. If the amounts in these two accounts were not sufficient to satisfy the Company's obligations to the FDIC, the prior owners had contractually agreed to pay the difference.

After protracted negotiations between the Company, the prior owners and the FDIC, on December 30, 2002, the liability owed to the FDIC under the litigation was settled for approximately $24,660,000 net of the set off of certain uncollected assistance, and the 1988 assistance agreement with the FDIC was completely terminated. As part of this settlement, all monies held in the above-mentioned reserve account and escrow account were paid to the FDIC. The remaining portions of the total amount paid to the FDIC under the terms of the settlement were (i) a cash payment by the Company in the sum of $2,177,000 which was equal to the unrecorded tax benefit received by the Company for the income tax deduction that became available for it to apply on its 2002 federal income tax liability as the Company is able to deduct the interest portion of the total payment being made to the FDIC; and (ii) the prior owners' cash payment of the entire remaining balance required to be paid to the FDIC in the settlement amounting to approximately $4,867,000. As a result of the foregoing, any potential liability of the Company to the FDIC has now been fully and completely resolved without any adverse financial effect on the Company.

Pursuant to the terms of the Settlement and Termination Agreement with the FDIC, the Company reserved its claim regarding the elimination of certain tax benefits which would otherwise have been available to the Company had it not been for the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993 (OBRA). A Resolution and Modification

Agreement was entered into between the prior owners and the Company under which the prior owners agreed to pay all attorney fees and all third-party costs and expenses as they are incurred by the Company in prosecution of the claim to a conclusion. Under the terms of this agreement the prior owners are entitled to be paid substantially all of any award or settlement payment received by the Company pursuant to such claim net of taxes, if any. The Company does not anticipate incurring any liability, loss, damage or material expense with regard to its continuing prosecution of the OBRA claim.

In the ordinary course of business, the Company is subject to other legal actions and complaints. Management, after consultation with legal counsel, and based on available facts and proceedings to date, believes the ultimate liability, if any, arising from such legal actions or complaints, will not have a material adverse effect on the Company's consolidated financial position or future results of operations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. At December 31, 2002 and 2001, the Company had approximately $342,764,000 and $292,542,000, respectively, of outstanding loan commitments (including unused lines of credit) for home equity, commercial real estate and commercial business loans approved but nonfunded.

Standby letters of credit and financial guarantees written of approximately $9,488,000 and $7,228,000 at December 31, 2002 and 2001, respectively, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The Company holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

The Company leases certain real estate and equipment under operating leases. For the years ended December 31, 2002, 2001 and 2000, lease expense totaled approximately $1,120,000, $1,068,000 and $891,000, respectively. Future obligations under operating leases at December 31, 2002 are summarized as follows (dollars in thousands):

Years Ending December 31,	Amount
2003	$ 911,321
2004	653,675
2005	526,790
2006	373,820
2007 and thereafter	4,445,675
	$6,911,281

(14) Regulatory Matters

Local Financial and Local are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Local Financial's and Local's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Local Financial and Local must meet specific capital guidelines that involve quantitative measures of Local Financial's and Local's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Local Financial's and Local's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Local Financial and Local to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that Local Financial and Local met all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2001, the most recent notification from the OCC and Federal Reserve categorized Local and Local Financial as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Local and Local Financial must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Local's and Local Financial's category.

(Continued)

	Actual		Minimum For Capital Adequacy Purposes		To Be Well Capitalized For Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Local Financial						
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 232,492	11.45%	$ 162,398	8.00%	$ 202,998	10.00%
Tier I capital (to risk weighted assets)	195,752	9.64	81,199	4.00	121,799	6.00
Tier I capital (to average assets)	195,752	7.01	111,752	4.00	139,691	5.00
Local						
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 250,683	12.37%	$ 162,185	8.00%	$ 202,732	10.00%
Tier I capital (to risk weighted assets)	225,288	11.11	81,093	4.00	121,639	6.00
Tier I capital (to average assets)	225,288	8.07	111,651	4.00	139,564	5.00
Local Financial						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 209,038	10.49%	$ 159,359	8.00%	$ 199,199	10.00%
Tier I capital (to risk weighted assets)	184,105	9.24	79,680	4.00	119,519	6.00
Tier I capital (to average assets)	184,105	6.63	111,053	4.00	138,816	5.00
Local						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 226,794	11.41%	$ 159,006	8.00%	$ 198,757	10.00%
Tier I capital (to risk weighted assets)	201,915	10.16	79,503	4.00	119,254	6.00
Tier I capital (to average assets)	201,915	7.28	110,990	4.00	138,737	5.00

Management intends to continue compliance with all regulatory capital requirements.

Federal regulations allow Local to pay dividends during a calendar year up to the amount that would reduce its surplus capital ratio, as defined, to one-half of its surplus capital ratio at the beginning of the calendar year, adjusted to reflect its net income to date during the calendar year. At the beginning of calendar year 2003, under applicable regulations without prior consent of the OCC, the total capital available for the payment of dividends by Local to Local Financial was approximately $52,647,000.

(15) Stockholders' Equity

In connection with a private placement of securities in September 1997, warrants to buy 591,000 shares of common stock of the Company were issued to the placement agent. During 2001, 2,000 warrants were exercised for proceeds of $19,000. In addition, during 2001 the Company purchased 335,667 warrants at a cost of approximately $1,000,000. During 2002, 128,333 warrants were exercised for proceeds of $1,283,000 and 125,000 warrants were purchased at a cost of approximately $615,000. As of December 31, 2002, no warrants remain outstanding.

(Continued)

During 2002, the Company purchased 150,000 shares of the Company's common stock from an officer of the Company at the market price amounting to $2,309,000.

(16) Employee Benefits

On November 1, 1999, the Company established a nonleveraged employee stock ownership plan (the ESOP Plan) that covers substantially all of its full-time employees. Contributions to the ESOP Plan are discretionary as determined by the Board of Directors of the Company. Contributions shall be allocated and credited to those participants who accrue credited service for such plan year and who are employed on the last day of the plan year. Contributions will be allocated to participants in the ratio in which each participant's compensation bears to the total compensation of all participants. In 2000, the Board of Directors of the Company declared and paid a cash contribution of $3,819,000,which is included in compensation and employee benefits in the accompanying consolidated statements of operations. Common stock of the Company credited to Plan participants amounting to approximately 263,000 and 229,000 shares were being held by the ESOP Plan at December 31, 2002 and 2001, respectively.

The Company had a retirement plan (the Plan), which was a noncontributory defined benefit pension plan, covering substantially all of its full-time employees. The benefits were based on years of service and the employees' compensation during the last five years of employment. In September 1999, the Company adopted a plan to freeze the accrual of benefits under the Plan, effective October 31, 1999, and terminate the Plan. Termination of the Plan was completed in 2000. Upon termination, the assets held by the Plan's trustee were distributed to Plan participants or beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 with the excess distributed to the Company. As a result of the Plan amendment and termination of the Plan, a settlement gain of approximately $3,634,000, net of excise taxes of $1,642,000, was recognized for the year ended December 31, 2000 and is included in compensation and employee benefits in the accompanying consolidated statements of operations.

(Continued)

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated statements of financial condition and operations for the year ended December 31, 2000 (dollars in thousands):

	2000
Change in benefit obligation	
Benefit obligation at beginning of period	$ 11,087
Interest cost	335
Recognized net gain from past experience different from that assumed	4,759
Settlement gain	(5,276)
Benefits paid	(10,905)
Benefit obligation at end of period	-
Change in plan assets	
Fair value of plan assets at beginning of period	20,950
Actual return on plan assets	903
Benefits paid	(10,905)
Assets reverted back to the Company	(10,948)
Fair value of plan assets at end of plan period	-
Funded status	-
Unrecognized net gain from past experience different from that assumed	-
Unrecognized transition asset being recognized over 15 years	-
Prepaid benefit cost	$ -
Components of net periodic pension benefit	
Interest cost	335
Expected return on plan assets	(1,156)
Net amortization and deferral	(56)
Settlement gain	(5,276)
Net periodic pension benefit	$ (6,153)

The Company has a qualified, contributory 401(k) plan. Eligible employees of the Company may elect to defer a portion of their salary and contribute to the 401(k) plan to fund retirement benefits. Effective October 1, 2001, the 401(k) plan was amended to allow Company matching contributions of 100% of a participant's elective 401(k) deferral not to exceed 2% of a participant's eligible compensation. The cost of this benefit for the years ended December 31, 2002 and 2001 was approximately $500,000 and $125,000, respectively.

(Continued)

(17) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions set forth below for the Company's financial instruments, are made solely to comply with the requirements of SFAS No. 107.

Fair values are based on estimates or calculations at the transaction level using present value techniques in instances where quoted market prices are not available. Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of the values, and they are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the financial instruments, expected losses and other such factors. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. The Company has not included certain material items in its disclosure, such as the value of the long-term relationships with the Company's depositors, since this intangible is not a financial instrument. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

(Continued)

The following table presents a summary of the Company's financial instruments, as defined by SFAS No. 107 (dollars in thousands):

	December 31, 2002		December 31, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets				
Cash and cash equivalents	$ 58,366	$ 58,366	$ 60,491	$ 60,491
Securities available for sale	163,473	163,473	193,736	193,736
Securities held to maturity	364,832	374,688	430,956	432,978
Loans receivable, net	2,084,144	2,138,602	1,972,145	2,011,547
FHLB stock and FRB stock	38,187	38,187	42,213	42,213
Financial Liabilities				
Deposits	1,829,439	1,843,827	1,809,362	1,820,931
Advances from the FHLB	684,193	735,451	728,205	749,115
Securities sold under agreements to repurchase	59,696	59,696	38,694	38,694
Senior Notes	21,295	23,153	21,545	23,509
Mandatorily redeemable trust preferred securities	60,250	61,216	40,250	40,475

The following are descriptions of the methods used to determine the estimated fair values:

(a) ***Cash and Cash Equivalents***

The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the origination of the instrument and its expected realization.

(b) ***Securities***

The fair value of investment securities, except certain municipal securities, is estimated based on bid prices published by financial news services or price quotations received from securities dealers. The fair value of certain municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of FHLB and FRB stock approximates the carrying value as of December 31, 2002 and 2001.

(c) ***Loans***

The fair valuation calculation process differentiates loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment estimates are evaluated by product and loan rate. In establishing the credit risk component of the fair value calculations for loans, the Company considered several approaches, including the use of variable discount rates based on relative credit quality, forecasting cash flows, net of projected losses and secondary market pricing for certain third party loan sale transactions. After evaluating such information, the Company concluded that the allowance for loan losses represented a reasonable estimate of the credit risk component of the fair value of loans at December 31, 2002 and 2001.

The fair value of commercial real estate loans, other real estate mortgage loans, real estate construction loans, and commercial business loans is calculated by discounting contractual cash flows adjusted for prepayment estimates using discount rates that reflect the Company's current pricing for loans with similar characteristics and remaining maturity.

For real estate single family first and junior lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment estimates, using discount rates based on the Company's current pricing for loans of similar size, type, remaining maturity and repricing characteristics.

For other consumer loans, the fair value is calculated by discounting the contractual cash flows, adjusted for prepayment estimates, using discount rates based on the Company's current pricing for loans of similar size, type, and remaining maturity.

(d) *Deposit Liabilities*

SFAS No. 107 states that the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking and savings deposits and market rate savings, is equal to the amount payable on demand at the measurement date. Although SFAS No. 107's requirements for these categories are not consistent with the market practice of using prevailing interest rates to value these amounts, the amount included for these deposits in the previous table is their carrying value at December 31, 2002 and 2001. The fair value of certificates of deposit and other time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for similar duration deposits.

(e) *All Other Liabilities*

The estimated fair value of FHLB advances is provided by the FHLB of Topeka. For securities sold under agreements to repurchase, the carrying amount is a reasonable estimate of fair value due to the short maturity. The estimated fair value of Senior Notes and the mandatorily redeemable trust preferred securities is based on current quoted market prices. Commitments are related primarily to variable rate loans originated at current market rates. The estimate of fair value of these commitments is considered to be immaterial.

(Continued)

(f) ***Limitations***

The information presented in this note is based on market quotes and fair value calculations as of December 31, 2002 and 2001. These amounts have not been updated since these dates; therefore, the valuations may have changed since that point in time.

(18) Supplemental Quarterly Financial Information (unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2002 and 2001 (dollars in thousands, except per share data):

2002	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Interest income	$ 45,016	44,147	44,542	41,788	175,493
Net interest income	$ 23,197	22,894	23,831	22,709	92,631
Provision for loan losses	$ 1,800	1,800	1,500	1,500	6,600
Income before provision for income taxes	$ 10,585	11,171	11,478	10,755	43,989
Net income	$ 7,079	7,465	7,370	7,101	29,015
Earnings per share:					
Net income					
Basic	$ 0.37	0.39	0.39	0.39	1.53
Diluted	$ 0.36	0.37	0.37	0.38	1.48

2001	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Interest income	$ 48,891	47,949	47,892	48,406	193,138
Net interest income	$ 20,645	21,311	22,392	24,146	88,494
Provision for loan losses	$ 750	1,150	1,775	1,725	5,400
Income before provision for income taxes	$ 10,042	10,522	10,833	8,569	39,966
Net income	$ 6,772	7,051	7,194	5,460	26,447
Earnings per share:					
Net income					
Basic	$ 0.33	0.34	0.35	0.27	1.30
Diluted	$ 0.32	0.33	0.34	0.27	1.26

(19) Parent Company Financial information

Condensed financial information for Local Financial Corporation is as follows (dollars in thousands):

Statements of Financial Condition

	December 31,	
	2002	2001
Assets:		
Cash and due from banks	$ 778	$ 236
Investment in subsidiaries	250,500	224,772
Other assets	1,155	2,432
Total assets	$ 252,433	$ 227,440
Liabilities and stockholders' equity:		
Senior Notes	$ 21,295	$ 21,545
Other liabilities	63,258	42,359
Total liabilities	84,553	63,904
Common stock	209	205
Additional paid-in capital	208,599	205,773
Retained earnings	151,495	122,480
Treasury stock	(193,783)	(169,031)
Accumulated other comprehensive income, net	1,360	4,109
Total stockholders' equity	167,880	163,536
Total liabilities and stockholders' equity	$ 252,433	$ 227,440

(Continued)

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

Statements of Operations

	Years ended December 31,		
	2002	2001	2000
Income:			
Dividend income from subsidiaries	$ 6,422	$ 6,431	$ 36,825
Equity in undistributed earnings (excess distribution) of subsidiaries	27,163	25,122	(7,937)
Total income	33,585	31,553	28,888
Expense:			
Interest expense	6,614	5,346	6,033
Directors' fees	90	104	70
Other	446	2,984	1,762
Total expense	7,150	8,434	7,865
Income before benefit for income taxes	26,435	23,119	21,023
Benefit for income taxes	(2,580)	(3,358)	(2,791)
Net income	$ 29,015	$ 26,477	$ 23,814

(Continued)

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

Statements of Cash Flows

	Years ended December 31,		
	2002	2001	2000
Cash provided (absorbed) by operating activities			
Net income	$ 29,015	$ 26,477	$ 23,814
Adjustments to reconcile net income to net cash provided (absorbed) by operating activities:			
Equity in (undistributed earnings) excess distribution of subsidiaries	(27,163)	(25,122)	7,937
Change in other liabilities	279	(669)	(1,307)
Change in other assets	1,581	(663)	2,090
Net cash provided by operating activities	3,712	23	32,534
Cash absorbed by investing activities:			
Investment in subsidiaries	(1,314)	(3,194)	-
Net cash absorbed by investing activities	(1,314)	(3,194)	-
Cash provided (absorbed) by financing activities:			
Proceeds from issuance of common stock	3,247	19	-
Purchase of treasury stock	(24,752)	(17,757)	-
Purchase of Senior Notes	(250)	(19,615)	(34,090)
Proceeds from issuance of junior subordinated debentures	20,620	41,495	-
Purchase of stock warrants	(721)	(1,004)	-
Net cash provided (absorbed) by financing activities	(1,856)	3,138	(34,090)
Net change in cash and cash equivalents	542	(33)	(1,556)
Cash and cash equivalents at beginning of year	236	269	1,825
Cash and cash equivalents at end of year	$ 778	$ 236	$ 269

CROSSROADS OF AMERICA

Oklahoma sits at the crossroads of America, home to two of the nation's busiest highways. Interstate 40 bisects the country from Atlantic to Pacific, and Interstate 35 extends from the Canadian to the Mexican borders. These two great transportation arteries intersect in Oklahoma City. The commercial activities they produce, the state's location in the Central Time zone, and a highly skilled and motivated workforce are all factors in Oklahoma's strong position to move forward despite the national economic slowdown.



1964

The Oklahoma Pavilion at the New York World's Fair hosted hundreds of thousands of international visitors who strolled its spacious lawns, pools and gardens.

Local opened the first branch ever operated by an Oklahoma savings and

LOCAL
FINANCIAL
CORPORATION

3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2100